Exhibit 99.2

THIS DOCUMENT AND THE ENCLOSED DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this Document, please take advice from a stockbroker, solicitor, accountant or other independent professional adviser.

If you have sold or otherwise transferred all of your ordinary shares, please send this Document, together with the enclosed documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your ordinary shares, you should contact the bank, stockbroker or other agent through whom the sale was effected.

The Notice of Annual General Meeting to be held at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel at 12.30 p.m. (Israel time) on December 20, 2024 is set out at the end of this Document. To be effective, all proxy votes must be submitted at www.signalshares.com so as to have been received by the Company’s Registrars not less than 48 hours before the time appointed for the General Meeting or any adjournment of it (not taking into account any part of a day that is not a working day). If a paper form of proxy is requested from the Registrars, it should be completed and returned to Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL to be received not less than 48 hours before the time of the General Meeting or any adjournment of it (not taking into account any part of a day that is not a working day). If you are a holder of Depositary Interests and a CREST member, your instruction may also be submitted by using the CREST electronic proxy appointment service. Whether or not you propose to attend the Annual General Meeting, you are requested to complete and return the enclosed Form of Proxy or Form of Direction in accordance with the instructions printed on the form. The return of a Form of Proxy or Form of Direction will not preclude a member from attending and voting at the Annual General Meeting in person should he/she subsequently decide to do so.

NEXXEN INTERNATIONAL LTD.
(Incorporated and registered in Israel under number 513956060)

Proposed Cancellation of Admission of Ordinary Shares to Trading on AIM
Proposed Reverse Share Split
Proposed Amendments to Articles of Association
Proposed Re-election of Directors
Proposed Reappointment of Independent External Auditor
Proposed Increase to Share Reserves of the Company’s Equity Compensation Plans
Proposed Compensation Package for the Company’s Chief Executive Officer and Executive Director
Proposed Amendment to the Remuneration Policy for Directors and Executives
and
Notice of Annual General Meeting

Cavendish Capital Markets Limited (“Cavendish”) is authorised and regulated in the United Kingdom by the FCA. Cavendish Capital Markets Limited is acting as nominated adviser exclusively for the Company and no one else in connection with the AIM Delisting and will not regard any other person as its client in relation to the AIM Delisting and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Cavendish Capital Markets Limited, nor for providing advice in relation to any matter referred to herein.

No person should construe the contents of this Document as legal, tax or financial advice and recipients of this Document should consult their own advisers as to the matters described in this Document.

Copies of this Document will be available on the Company’s website at https://investors.nexxen.com/.

Cautionary note regarding forward-looking statements

This Document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this Document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance, or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of filings that the Company makes with the SEC, including its Annual Report on Form 20-F for the year ended 31 December 2023, subsequent reports on Form 6-K and other documents filed by the Company from time to time with the SEC. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by such forward- looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Past performance is not a guarantee of future performance. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation (including to meet the requirements of the AIM Rules for Companies, UK MAR or the DTRs), the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this Document are based on information available to the Directors of the Company at the date of this Document, unless some other time is specified in relation to them, and the posting or receipt of this Document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

Notice to overseas persons

The distribution of this Document in certain jurisdictions may be restricted by law and therefore persons into whose possession this Document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

EXPECTED TIMETABLE

Dispatch of this Document and the enclosed documents	November 15, 2024
Record Date	November 20, 2024
Latest date and time for holders of Depositary Interests to submit proxy instructions through CREST in respect of the General Meeting	December 17, 2024 at 10.30 a.m.
Latest date and time for the certificated Shareholders to submit proxy instructions in respect of the General Meeting	December 18, 2024 at 10.30 a.m.
General Meeting	December 20, 2024 at 12.30 p.m. (Israel Time)
DI Termination mailing	January 13, 2025
30 days’ notice of the migration to CDIs	January 15, 2025
ADS Books Closure Date to the issuance and cancellation of ADSs	February 5, 2025 at 5:00 pm (Eastern Time)
Last day of dealings in the Shares on AIM	February 14, 2025
Cancellation of admission to trading on AIM of the Shares	February 17, 2025 at 7.00 a.m.
Record Date for the Reverse Share Split and existing DI ISIN IL0011320343 disabled in CREST	February 14, 2025 at 6.00 p.m. (Eastern Time)
Effective date for the Reverse Share Split	February 14, 2025 at 6.01 p.m. (Eastern Time)
Effective date for Termination of ADS facility and Mandatory ADS Exchange	February 14, 2025 at 6.02 p.m. (Eastern Time)
Expected date on which CDIs (on new ISIN) will be enabled in CREST (new ISIN to follow)	February 18, 2025
New Shares begin trading on Nasdaq	February 18, 2025
Expected date for dispatch of DRS statements	February 21, 2025

Notes

(1)	References to time in this Document are to London time unless otherwise stated.

(2)
Each of the times and dates in the above timetable are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service.

(3)	All steps after the General Meeting are dependent on the Delisting Resolution and Reverse Share Split Resolution being passed at the General Meeting.

LETTER FROM THE CHAIRMAN OF NEXXEN INTERNATIONAL LTD.
(Incorporated and registered in Israel under number 513956060)

Directors	Registered Office:

Christopher Stibbs (Non-Executive Chairman)	82 Yigal Alon Street
Neil Jones (Senior Non-Executive Director)	Tel Aviv
Joanna Parnell (Non-Executive Director)	6789124
Lisa Klinger (Non-Executive Director)	Israel
Norm Johnston (Non-Executive Director)
Daniel Kerstein (Non-Executive Director)	November 15, 2024
Rhys Summerton (Non-Executive Director)
Ofer Druker (Chief Executive Officer and Executive Director)

Proposed Cancellation of Admission of Ordinary Shares to Trading on AIM
Proposed Reverse Share Split
Proposed Amendments to Articles of Association
Proposed Re-election of Directors
Proposed Reappointment of Independent External Auditor
Proposed Increase to Share Reserves of the Company’s Equity Compensation Plans
Proposed Compensation Package for the Company’s Chief Executive Officer and Executive Director
Proposed Amendment to the Remuneration Policy for Directors and Executives
and
Notice of Annual General Meeting

Dear Shareholder,

1.          Introduction

On November 15, 2024, it was announced that the Board had resolved to consolidate all trading of the Company’s securities on one stock exchange – the NASDAQ Global Market in the United States. The process for implementing this transition (the “Transaction”) from a dual listing of the ADSs on Nasdaq and Shares on AIM to a sole listing of ordinary shares (the “Shares”) on Nasdaq broadly involves: (1) a reverse share split with respect to all outstanding Shares by means of a 2-for-1 reverse share split (the “Reverse Share Split”), after which each two existing Shares will be represented by one new ordinary share of nominal value NIS 0.02 each in the capital of the Company (the “New Shares”), and each ADS will represent one New Share, (2) listing the New Shares on Nasdaq instead of the ADSs, (3) a mandatory exchange under the Company’s ADS facility as a result of which ADS holders, upon the Company’s termination of the existing ADS facility, will have their ADSs automatically cancelled and will be credited with the right to receive the underlying Shares represented by their ADSs at a rate of one New Share for each ADS cancelled (the “Mandatory ADS Exchange”), (4) the appointment of Computershare to act as the Company’s U.S. transfer agent, (5) subject to certain formalities, a repositioning of the New Shares from the trading system used for trading the Shares on AIM into the trading system used for trading the New Shares on Nasdaq (the “Market Repositioning”), (6) the delisting of Shares from listing and trading on AIM (the “Delisting”), and (7) the replacement of the current DIs issued by Link Market Services Trustees Limited with CREST depositary interests (“CDIs”). Following the Transaction, the New Shares would be listed on Nasdaq under ticker symbol “NEXN” (as the ADSs will be delisted for trading from Nasdaq) and all public trading of securities in the Company will take place on Nasdaq.

In order to implement the Transaction, the Company’s Shareholders must approve the Delisting and the Reverse Share Split (the “Transaction Resolutions”). The proposals also contain a number of amendments to the Company’s articles of association that allow for the Delisting and the Reverse Share Split.

The purpose of this letter is to provide you with the background to, and reasons for, the Transaction and the other Resolutions on the agenda for the General Meeting, and to explain why the Directors consider the Transaction to be in the best interests of the Company and its Shareholders as a whole and recommend that you vote in favour of all the Resolutions at the General Meeting.

If the Delisting Resolution and Reverse Share Split Resolution are approved at the General Meeting, the Reverse Share Split is expected to take effect at 6:01 p.s. ET on February 14, 2025 and the last day of trading of Ordinary Shares on AIM will be February 14, 2025. The Board reserves the right to adjust the timeline as it deems necessary and may decide in its sole discretion not to undertake the Transaction at all.

2.	Background

The Company was incorporated in Israel on 20 March 2007 and its Shares have been admitted to trading on AIM since 28 May 2014. The company has, and its ADSs, each representing two DIs, have been admitted to trading on the Nasdaq Global Market since 18 June 2021. Depositary Interests are the financial instruments required for the electronic settlement of trades in Ordinary Shares through CREST (the electronic system for the holding of shares in uncertificated form and paperless settlement of share trades).

As at November 13, 2024, being the last practicable date prior to the date of this Document, approximately 7.34 per cent of the Shares were represented by ADSs tradeable on Nasdaq. Of the balance, approximately 62.83 per cent of the Company’s Shares were held in CREST in the form of DIs on AIM. The remaining Shares were held by Shareholders in certificated form.

The AIM Rules for Companies require that, unless the London Stock Exchange otherwise agrees, the cancellation of a company’s shares from trading on AIM requires the consent of not less than 75 per cent of votes cast by its shareholders voting in a general meeting. The approval of the Reverse Share Split Resolution requires the affirmative vote of the holders of a majority of the voting power represented and voting on the resolution in person or by proxy.

For the reasons set out below, the Board has determined to seek shareholder approval for the Delisting Resolution and the Reverse Share Split Resolution.

3.	Reasons for the Transaction

Sole Listing: The Board has decided to implement the sole listing for the following reasons:

•
The cost of complying with the AIM Rules for Companies is duplicative of that for complying with the Nasdaq market rules and the rules and regulations of the SEC and the Company sees advantages in reducing its cost base as it progresses its commercial strategy.

•
Internal financial and legal staff time spent on compliance with the AIM Rules for Companies is duplicative of that required for compliance with the Nasdaq market rules and the rules and regulations of the SEC.

•
The Board believes the sole listing can better align the Company’s shares with other U.S.-listed AdTech companies; increase the potential for the Company to attract new U.S. investors; widen the base of U.S. investors that can hold Nexxen’s shares which have been precluded from ownership due to the Company’s ADR structure; reduce trading volatility which can arise from being dual-listed; reduce the Company’s trading structure complexity which can potentially lead to added U.S. investor and sell side coverage interest; significantly increase Nexxen’s potential to be included in some of the world’s largest indices, potentially driving capital appreciation; and save significant costs associated with listing, compliance, regulatory, legal, consulting and other fees across two markets, the combination of which can potentially increase the Company’s capital appreciation potential.

•	A Nasdaq-only listing structure will simplify investor communications.

•
As a result of the Delisting, the Shares will no longer be traded on AIM. Holders of Shares currently traded on AIM will have, however, the ability prior to the Delisting and after the Delisting, to reposition the New Shares resulting from the Reverse Share Split so that they can be traded on Nasdaq.

Reverse Share Split: The Board has decided to implement the Reverse Share Split for the following reasons:

•
The Company’s ADSs, which are trading on Nasdaq, currently represent outstanding Shares on a 1-for-2 basis, whereby each ADS represents the right to receive two Shares. As a result of the Reverse Share Split, the ADSs will represent New Shares of the Company on a 1-for-1 basis. This will simplify an exchange of the ADSs for New Shares upon termination of the ADS facility and a Market Repositioning of the New Shares to Nasdaq.

•
Following the Reverse Share Split, the Company’s Shareholders will still own the same proportion of the capital of the Company as immediately prior to the Reverse Share Split, subject to any fractions of New Shares. As set out in the FAQs, a process will be put in place so that any fractional interest resulting from such Reverse Share Split would entitle the holder of such fractional interest to a cash payment in lieu thereof.

Mandatory ADS Exchange: The Board has decided to implement the Mandatory ADS Exchange for the following reasons:

•	As described above, the main purpose of the Transaction is to transition to a sole listing of New Shares on Nasdaq. As such, the Mandatory ADS Exchange is necessary to complete this process.

•
Both the Company and the ADS holders incur annual, transaction-specific and other fees under the ADS facility. By implementing the Mandatory ADS Exchange, which will result in ADS holders receiving New Shares in exchange for their ADSs, these fees will no longer apply as the ADS facility will be terminated.

4.          Effect of the Transaction on Shareholders

Effects of the Reverse Share Split

•
As a result of the Reverse Share Split, all outstanding Shares will be consolidated at the ratio of one New Share for two existing Shares, and a process will be put in place so that any fractional interests resulting from such share consolidation entitle the holder of such fractional interest to a cash payment in lieu thereof.

•
The Reverse Share Split will not affect the proportionate ownership of Shareholders, subject to the treatment of any fractions of New Shares not being issued, but is necessary to ensure that each ADS represents one New Share, which will simplify an exchange of the ADSs for Shares upon termination of the ADS program and a Market Repositioning of the New Shares to Nasdaq.

•
No U.K., U.S. or Israeli income or capital gains tax consequences are expected to arise as a result of the Reverse Share Split, save in the circumstances described in the Circular. No stamp duty or Stamp Duty Reserve Tax should be payable as a result of the Reverse Share Split. However, it is strongly recommended that Shareholders obtain appropriate professional advice with respect of these and other taxes.

Effects of the Delisting

•	Until the close of business in the U.K. on February 14, 2025, Shareholders can continue to trade Shares on AIM.

•	Holders of DIs:

o
In order to ensure ease of cross-border movements of shares between the U.K. and U.S. markets for Shareholders, the Company has arranged for the DIs issued by the DI Depositary to be replaced with CDIs representing New Shares held through the DTC system.

o
The Company has arranged with the DI Depositary for the current DI facility to be terminated with effect from the close of business in the U.K. on February 14, 2025. In anticipation of this change, Share deposits and withdrawals will not be possible in CREST from the close of business on February 12, 2025. All depositary interests in the DI facility at the close of business in the U.K. on February 14, 2025 will automatically be cancelled  and replaced in CREST with CDIs  representing the number of New Shares resulting from the Reverse Stock Split. Thereafter, Shareholders who desire to sell their Shares on Nasdaq would send, or instruct their financial intermediary to send, a CDI cancellation instruction to CREST, instructing that the underlying securities be delivered into their accounts for trading. The CDIs will be issued in accordance with the Euroclear UK & International Limited deed poll and holders of DIs should note that Euroclear UK & International Limited will be the contact for the purposes of any queries in relation to CDIs.

o
The CDIs are expected to be enabled for settlement in CREST during the trading day on February 18, 2025. There are likely to be delays in settlement of trades in the Company’s New Shares on February 18, 2025.

•	Holders of certificated shares:

o
Following the Mandatory ADS Exchange, the Company’s share registry will be moved from the current DI Depositary to the Company’s U.S. transfer agent, Computershare. Immediately following the Reverse Stock Split, all existing share certificates in issue will be deemed void and invalid from the point of transfer of the share register to Computershare in the U.S. and will be cancelled. Shareholders’ holdings of Shares held in certificated form will be recorded directly on the Company’s share register which will be held in the Direct Registration System (DRS) and maintained by Computershare.

•
The Company will no longer be subject to the AIM Rules for Companies or be required to retain the services of an independent nominated adviser. The Company will also no longer be subject to the QCA Corporate Governance Code or be required to comply with the continuing obligations set out in the DTRs or, provided the Company’s securities remain outside the scope of the regulation, UK MAR.

•
The Company will be required to continue to comply with all regulatory requirements applicable to a foreign private issuer and Nasdaq listed company, including all applicable rules and regulations of the SEC, and the Israeli Companies Law, as a company incorporated under the laws of the State of Israel.

•
As the Company is incorporated under the laws of Israel, Shareholders are not currently afforded the protections provided by the City Code on Takeovers and Mergers, and will not be afforded such protections following the Delisting.

•
Shareholders will continue to be notified in writing of the availability of key documents on the Company’s website, including publication of annual reports and annual general meeting documentation in compliance with SEC and Nasdaq rules and regulations and the Israeli Companies Law.

•
No U.K., U.S. or Israeli income or capital gains tax consequences are expected to arise as a result of the Delisting. Shareholders should note that business relief for inheritance tax purposes will not apply to the New Shares when they are listed on Nasdaq. It is strongly recommended that shareholders obtain appropriate professional advice with respect of these and other taxes.

•
Holders of DIs currently trading on AIM should contact their financial intermediary about possible handling fees associated with repositioning their New Shares as well as costs associated with holding and trading New Shares listed on Nasdaq.

•
Notwithstanding the Company’s decision to proceed with the AIM Delisting, the Company is highly cognisant that a proportion of its shareholder base comprises U.K. based investors and therefore the Company has decided to retain Cavendish as an adviser for the purposes of providing equity research in order to ensure that U.K. based investors retain access to research on the Company.

5.          Effects of the Transaction on ADS Holders

Effects of the Reverse Share Split and Delisting

•	Other than causing each ADS to represent one New Share, the Reverse Share Split is not expected to have any impact on ADS holders.

•	The Delisting is not expected to have any direct impact on ADS holders, as the ADS facility will be terminated immediately before the Delisting.

•
Following the Reverse Share Split, the Company will proceed with the Mandatory ADS Exchange pursuant to which holders of ADSs will receive the underlying New Shares in the context of the Reverse Share Split, which will have a Committee on Uniform Securities Identification Procedures Number and will be listed on Nasdaq.

Effects of the Mandatory ADS Exchange

•
To facilitate the Mandatory ADS Exchange, the ADS Depositary shall close the books to the issuance and cancellation of ADSs at 5.00 p.m. (Eastern time) on February 5, 2025 (the “ADS Books Closure Date”). Therefore, ADS holders who wish to cancel their ADSs in exchange for the underlying DIs must do so before the ADS Books Closure Date.

•	As a result of the Mandatory ADS Exchange, each of the Company’s outstanding ADSs will be canceled and exchanged for one New Share it represents as follows:

o
ADSs held in brokerage accounts as well as ADSs in book-entry form on the books of Citibank, N.A. (the “ADS Depositary”) will automatically be exchanged for New Shares without holders having to take any action.

o
If there are any holders of certificated ADSs, the Transfer Agent for purposes of the Mandatory ADS Exchange, will send such holders a letter of transmittal calling for surrender of their ADS certificate(s) in exchange for New Shares.

•	The New Shares received in exchange for ADSs will be listed on Nasdaq and the Nasdaq ADS listing will be terminated.

•
The Transaction is not expected to have any tax consequences for ADS holders residing in the US. However, it is strongly recommended that shareholders obtain appropriate professional advice with respect of these and other taxes.

•
ADS holders residing in the U.K. may be treated as having made a disposal of their holding as a result of the Mandatory ADS Exchange having implemented and all ADS holders outside the U.S. should seek their own tax advice on any potential tax consequences.

•	The Company will cover, on behalf of the ADS holders, the USD 0.05 per ADS cancellation fee due to the ADS Depositary under the terms of the Deposit Agreement.

6.	Further information in relation to the AIM Delisting

The Board believes that the proposed Transaction is an appropriate next step for the Company and is in the best interests of Shareholders as a whole. A set of Frequently Asked Questions, accompanying the Circular are set out in Appendix A to this Document.

7.	Proposed amendments to the Articles

In light of the proposed AIM Delisting and Reverse Share Split, the Board has approved proposed amendments to the Articles, conditional upon the AIM Delisting, to amend the Company’s authorized share capital in Article 4 to reflect the Reverse Share Split, to remove the provisions of Article 10 relating to the grant of shareholder pre-emption rights, to remove Article 74 relating to DTR notification requirements and to remove from Articles 1 and 18 definitions and cross references related to such removed Articles.

The full amendments to Articles are set out in Appendix B to this Document. A copy of the amended Articles will also be available for inspection during normal business hours at the registered office of the Company on any weekday (Fridays and public holidays excluded) and Sundays.

8.	Election of Directors

The Articles require the Directors to retire and if wishing to serve again, to offer themselves for re- election by the shareholders at each annual general meeting.

Resolutions 4-11 propose to re-elect the current eight Directors for a further term of one year ending on the date of the Company’s next annual general meeting in 2025.

In connection with the Delisting and in line with best practices of Nasdaq-listed companies similar to the Company, where the Chief Operating Officer does not serve as a Director, prior to the mailing of this Circular, Mr. Carmi, the Company’s Chief Operating Officer and Executive Director, resigned from the Board and declined to stand for reelection at the General meeting. As a result, there are currently eight directors on the Board.

Of the eight directors, seven are non-executive directors: (i) Christopher Stibbs; the Chairman of the Board and a non-executive director; (ii) Neil Jones, the Senior Non-Executive Director; (iii) Joanna Parnell, a non-executive director; (iv) Lisa Klinger, a non-executive director; (v) Norm Johnston, a non- executive director, (vi) Daniel Kerstein, a non-executive director; and (vii) Rhys Summerton, a non- executive director. The remaining director is Ofer Druker, the Company’s Chief Executive Officer and executive director.

Each of Mr. Stibbs, Mr. Jones, Mr. Johnston, Mr. Kerstein, Mr. Summerton, Ms. Klinger and Ms. Parnell qualifies as an independent director under the corporate governance standards of the Nasdaq Stock Market and under the independence requirements of Rule 10A3(b)(1) of the
U.S. Securities Exchange Act of 1934, as amended.

Ms. Klinger qualifies as an “audit committee financial expert”, as defined by the rules of the SEC and has the requisite financial experience defined by listing standards of The Nasdaq Stock Market; and each of the Company’s directors has the necessary qualifications and expertise required under the Israeli Companies Law, to serve as a director of a public company.

All members of the Audit Committee, the Compensation Committee and the Sustainability, Nominating and Governance Committee are non-executive directors, with Ms. Klinger serving as the Chair of the Audit Committee, Mr. Jones serving as the Chair of the Compensation Committee, and Mr. Stibbs serving as the Chair of the Sustainability, Nominating and Governance Committee.

Biographical details for each of the Directors are set out below:

Christopher Stibbs. Christopher Stibbs has served as a member of the Board of Directors since May 2019 and as Non-Executive Chairperson since September 2020. Mr. Stibbs has over 25 years of experience as an executive in the media industry. From July 2013 to August 2019, he served as Chief Executive of The Economist Group Ltd. (the “Economist Group”), a media company. Previously, he held a number of roles within the group including head of the Economist Intelligence Unit (the group’s B2B arm) and Chief Financial Officer. He is credited with overseeing the Economist Group’s resilience and transition through the unprecedented disruption experienced by the publishing industry over the last 15 years. Prior to this, he held positions with Pearson (NYSE:PSO), a publishing company and Incisive Media, a B2B information and events company. Mr. Stibbs is a fellow of the Associations of Chartered Accountants and Corporate Treasurers and currently serves as a non-executive director at Oxford University Press and serves as a chairman of Times Higher Education, IWSR Topco Limited and IBA Group Ltd.

Neil Jones. Neil Jones has served as a member of the Board of Directors since 2014. Mr. Jones has spent most of his career in the media sector leading the Finance and M&A functions of U.K. listed businesses. He is currently Corporate Development Director of Inizio Group Limited, the international life science services company created from the merger of UDG Healthcare plc and Huntsworth plc (“Huntsworth”) in August 2021. Prior to that he was Chief Operating Officer and Chief Financial Officer at Huntsworth plc from February 2016. He joined Huntsworth plc from ITE Group plc, the international exhibitions group, where he held the position of Chief Financial Officer from 2008. Between 2003 and 2008, Mr. Jones was Chief Financial Officer at Tarsus Group plc, an international media company. Mr. Jones has a B.A. in Economics from the University of Manchester and completed his ACA in July 1990 with PricewaterhouseCoopers. Mr. Jones is also a non-executive Director of Sivota plc a U.K. listed special opportunities vehicle that invests in undervalued technology business.

Joanna Parnell. Joanna Parnell has served as a member of the Board of Directors since 2014. Ms. Parnell is the Co-Founder of strategic marketing consultancy Project50, designing commercial growth strategies for C-suite business leaders in the United Kingdom and the United States. Previously, Ms. Parnell was Managing Partner at Wavemaker (formerly MEC), one of the world’s leading media agency networks and owned by WPP plc, where she led the paid digital and data team, overseeing the agency’s focus on data driven campaigns. Prior to moving to Wavemaker in March 2016, Ms. Parnell was Director of Strategy and sat on the management team at Unique Digital, a digital marketing agency (now a WPP plc company), with responsibility for setting product and business strategy, including leading the multichannel planning strategy (cross-device and cross- platform), managing product heads and driving key initiatives across data buying, attribution modelling and biddable media adaptation. Ms. Parnell has a Masters in German and Business from the University of Edinburgh and studied at the London School of Marketing between 2005 and 2006.

Lisa Klinger. Lisa Klinger has served as a member of the Board of Directors since April 2021. Ms. Klinger has nearly 30 years of experience in international finance. Most recently, between 2018 and 2019, Ms. Klinger  served as Chief  Financial Officer  at Ideal Image  Development Corp, an L Catterton portfolio company and the largest U.S. retail provider of nonsurgical cosmetic and aesthetic procedures. Prior to that, between 2016 and 2017, she held the role of Chief Financial and Administrative Officer at Peloton Interactive Inc., (NASDAQ:PTON), the leading connected fitness platform. Ms. Klinger’s previous  Chief Financial  Officer roles include Vince Holding Corp. (NYSE:VNCE), a fashion apparel company and The Fresh Market, Inc., a specialty food retailer. At both companies, Ms. Klinger led go-public processes and subsequently served on the Executive Leadership team of the public entities. Ms. Klinger also held senior finance roles at Limited Brands and at Michael’s Stores, Inc. where she was Senior Vice President, Finance and Treasurer, and Acting Chief Financial Officer. She currently serves on the Board of Directors and as Audit Committee Chair of Emerald Holdings, Inc. (NYSE: EEX), a leading U.S. business-to-business platform producer of trade shows, events, conferences, marketing, and B2B software solutions, since 2018, and also serves on the Board of Directors as chairperson and on both the Audit Committee and Compensation Committee of The Container Store Group, Inc. (NYSE:TCS), the leading specialty retailer of storage, organization products, custom closets and in-home services in North America. Ms. Klinger also served on the Board of Directors and Audit Committee of Party City Holdco, Inc. (NYSE: PRTY), a vertically integrated party goods supplier and retailer from 2015 to 2021. Ms. Klinger holds a B.S.B.A. in Finance from Bowling Green State University.

Norm Johnston. Norm Johnston has served as a member of the Board of Directors since June 2020. Mr. Johnston is a veteran employee of News Corp. Until recently, he was the Chief Executive Officer of Unruly, the digital advertising business we acquired in January 2020, a position he held from April 2018. Mr. Johnston has been involved in digital marketing since joining the marketing industry’s first digital agency, Modem Media in 1995. In 1997, Mr. Johnston launched Modem Media UK (“Modem”), one of Britain’s first and most successful digital agencies. After Modem was acquired by Publicis in 2007, Mr. Johnston joined WPP plc and GroupM’s media service company, Mindshare Media UK Limited, where he held a number of senior roles between 2007 and 2018, including Global Chief Digital Officer and Global Chief Executive Officer of its FAST business unit, a team of over 2,000 specialists in 115 cities working for global clients such as Unilever plc, Nestle S.A. and American Express Company. Mr. Johnston holds a B.A. in Economics and Political Science from Northwestern University and an M.B.A. in Marketing from Duke University’s Fuqua School of Business.

Daniel Kerstein. Daniel Kerstein has served as a member of the Board of Directors since December 2023. Currently, Mr. Kerstein holds the position of Managing Director, M&A, Head of Structuring Solutions and Shareholder Advisory at TD Securities. From 2011 through 2023, Mr. Kerstein held the position of Managing Director, M&A and Global Head of Activist Defense and ESG Advisory at Barclays, where he managed a global team of bankers focused on activist- shareholder defense and ESG advisory. From 2007 through 2011, Mr. Kerstein held the position of Managing Director, Global Finance at Barclays and Lehman Brothers where he led a team of structuring experts, lawyers and accountants, applying accounting, tax, regulatory and general financial expertise to address changing market and regulatory environments to create innovative financial products and strategic alternatives focused on maximizing corporate and shareholder value and improving company returns. Mr. Kerstein joined Lehman Brothers in 2003 from Merrill Lynch. From 1997 through 2003, Mr. Kerstein held the position Vice President, Corporate Finance Investment Banking at Merrill Lynch. Mr. Kerstein holds a B.A. from CUNY, Queens College and a J.D. from Harvard Law School.

Rhys Summerton. Rhys Summerton has served as a member of the Board of Directors since December 2023. From 2014 through present, Mr. Summerton holds the position of Fund Manager and Investor at Milkwood Capital, a long-term, value oriented, global investment company. During this time, Mr. Summerton has successfully promoted the value realization of a number of investments through efficient capital allocation and decision-making. From 2009 to 2013, Mr. Summerton held the position of Managing Director and Global Head of Emerging Market Equity Research at Citigroup, managing the number 1 ranked research franchise. Prior to that, Mr. Summerton was a telecoms and media analyst at Citigroup and Cazenove. Mr. Summerton is a Chartered Accountant, through Ernst & Young.

Ofer Druker. Ofer Druker has served as the Chief Executive Officer and as a member of the Board of Directors since April 2019 following the completion of the merger with RhythmOne, a digital advertising technology company. From November 2017 to April 2019, Mr. Druker served as the Executive Chairman of the Tremor Video division and was instrumental in our successful integration of Tremor Video after its acquisition in August 2017. Previously, Mr. Druker was the founder and Chief Executive Officer of Matomy Media Group Ltd. (LSA:MTMY), a data-driven advertising company (“Matomy”) until April 2017, having built Matomy from its inception in 2007 into a digital media company. Mr. Druker was responsible for leading and integrating Matomy’s most important strategic transactions, including the acquisitions of Team Internet, Media Whiz, Mobfox and Optimatic.

9.	Re-appointment of the Company’s Independent External Auditor for 2024

Resolution 12 proposes to approve the re-appointment of Somekh Chaikin, a member of KPMG International, as the Auditor of the Company for the year ending 31 December 2024, and its service until the annual general meeting of shareholders to be held in 2025 and authorises the Directors (or Audit Committee if authorised by the Board) to set its remuneration. The following table details the fees paid by the Company and its subsidiaries to Somekh Chaikin in each of the respective fiscal years:

	Year Ending December 31,
	2023		2022
		(US$ ‘000)
Audit Fees(1):	826		842
Audit-related fees(2):	-		130
Tax fees:	281		288
TOTAL:	1,107		1,260

(1)
“Audit fees” are the aggregate fees billed for professional services rendered for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)
“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily consist of accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

10.	Proposed Increase to Share Reserves of the Company’s Equity Compensation Plans

Background

Under the Nasdaq Listing Rules, a company whose shares are listed on Nasdaq is required to seek approval for the adoption of, or material amendment to, an equity compensation plan under which employees, officers and directors may receive equity in the Company.

The Company currently has two active equity incentive plans from which we may grant awards to employees and other eligible service providers of the Company and its subsidiaries: the Company’s Global Share Incentive Plan (2011), as amended (the “2011 Plan”) and the Company’s 2017 Equity Incentive Plan, as amended (the “2017 Plan”, and collectively with the 2011 Plan, the “Equity Plans”).

In November 2024, the Board amended the Equity Plans, subject to shareholder approval, to increase the number of Shares authorized for issuance under the 2011 Plan by 1,200,000 Shares to a total of 1,728,777 Shares, and to increase the number of Shares authorized for issuance under the of the 2017 Plan by 3,500,000 Shares to a total of 4,723,835 Shares (the “Equity Plan Amendments”). The Equity Plan Amendments will result in a total of 4,700,000 new Shares available for awards under the Equity Plans. The increased authorized number of Shares under the 2017 Plan also represents the limit on the number of Shares which may be issued on the exercise of incentive stock options (ISOs).

Following the implementation of the Reverse Share Split, the number of Shares authorized for issuance under the Equity Plans will be adjusted proportionally.

Accordingly, Resolution 13 proposes that Shareholders approve the Equity Plan Amendments.

Importance of the Equity Plan Amendments

The Compensation  Committee, the Board and  the Company’s management all believe that  the effective use of long-term equity incentives is vital to the Company’s continued ability to recruit, hire and retain the individuals required to successfully execute the Company’s business plans and achieve strong performance in the future. Such incentives also provide a direct link between executive compensation and long-term shareholder value creation.

In light of the growth in the Company’s global activities and the significant growth in the size of the Company’s workforce, and the Company’s increasing need to continue to appropriately incentivise, attract and retain qualified employees in line with practices of Nasdaq-listed companies, the Compensation Committee and the Board believe that it is in the best interest of the Company and the Shareholders to increase the maximum number of Shares that may be granted under the Equity Plans.

By increasing the number of Shares authorized for issuance under the Equity Plans, the Compensation Committee and the Board believe the Company will have the flexibility to continue to provide equity incentives in amounts determined appropriate by the Compensation Committee, the Board and management.

If Resolution 13 is not approved by the Shareholders, the Board anticipates that the Company will not have sufficient Shares available to fund awards in a manner that will enable the Company to compensate its executive directors and employees at market-competitive rates, which could place the Company at a disadvantage compared to its competitors.

From March 1, 2022 through September 30, 2024, the Company (and its subsidiaries) repurchased 33,415,495 Shares, or 21.6% of Shares outstanding, reflecting a total investment of £110.2 million or $137.2 million.

Further, the Company received approval to launch a new $50 million Share repurchase program which is expected to begin on November 19, 2024 and continue until May 19, 2025 or completion.

Assuming Resolution 13 is adopted by the Shareholders, the total number of Shares subject to outstanding awards plus the total number of Shares available for issuance pursuant to future awards under the Equity Plans will equal 6,452,612, which is below 10% of our outstanding number of Shares plus those additional Shares that may become issuable under outstanding awards or future awards under the Equity Plans after taking into account the requested share reserve increase. Therefore, the Company will not exceed the overhang limit recommended by institutional shareholder groups and proxy advisory groups.

Summary of the Equity Plans

The Company generally may grant options, restricted share awards, restricted share units and other equity-based awards, including performance-based awards, from either plan. The 2011 Plan also allows the Company to grant tax favorable awards to eligible recipients who are Israeli tax residents in compliance with Section 102 of the Israeli Income Tax Ordinance, while the 2017 Plan permits the Company to grant tax favorable “incentive stock options” to U.S. taxpayers within the meaning of Section 422 of the U.S. Internal Revenue Code.

The 2017 Plan will expire on 4 December 2027, ten years after it was adopted by shareholders. After that time, no additional grants may be made under the 2017 Plan, but outstanding grants will continue to be governed by the terms of the plan. The 2011 Plan has no expiration date. Shares authorized for issuance from the 2017 Plan may not be added to the share reserve of the 2011 Plan, and vice versa.

The principal features of the 2011 Plan and the 2017 Plan are summarized under the headings “2011 Equity Incentive Plan” and “2017 Equity Incentive Plan” in Item 6.B (“Compensation”) of the Company’s Annual report on Form 20-F for the year ended 31 December 2023, as filed with the United States Securities and Exchange Commission on 7 March 2023 (the “2023 Form 20-F”), which description is incorporated by reference into this Document. Those summaries do not contain all information about the Equity Plans. A copy of the complete text of the 2011 Plan and the 2017 Plan are included as Exhibit 4.2 and Exhibit 4.3 to the Company’s 2023 Form 20-F, and the descriptions of the Equity Plans in the 2023 Form 20-F are qualified in their entirety by reference to the full text of the Equity Plans.

Share Usage

The Board continues to believe that equity awards such as options, restricted share unit awards and performance-vested share unit awards are a vital part of its overall compensation program. The Company’s compensation philosophy reflects broad-based eligibility for equity incentive awards. However, the Board recognizes that equity awards dilute existing shareholders, and, therefore, the Board must responsibly manage the growth of the Company’s equity compensation program.

The Company is committed to effectively continue to monitor its equity compensation share availability, including its “burn rate,” to ensure that the Company maximizes shareholders’ value by granting the appropriate number of equity incentive awards necessary to attract, reward, and retain employees. The tables below show the Company’s responsible overhang and burn rate statistics.

Overhang	As of November 15, 2024
Total number of ordinary shares subject to outstanding options	2,996,050
Weighted-average exercise price of outstanding options	$ 8.52 (£6.59)
Weighted-average remaining term of outstanding options	3.32 years
Total number of ordinary shares subject to outstanding full value awards	5,272,172
Total number of ordinary shares available for grant under the 2011 Plan	528,777
Total number of ordinary shares available for grant under the 2017 Plan	1,223,835

As of November 13, 2024
Total number of ordinary shares outstanding	133,089,850
Per-share closing price of ordinary shares as reported on AIM	£ 2.965
Per-share closing price of ADSs as reported on Nasdaq Global Market	$ 3.765

Based on the information above, the Company has an overhang representing approximately 7% of the Shares outstanding as of November 13, 2024. If Resolution 13 is adopted, 4,700,000 in newly authorized Shares would increase the overhang to approximately 9.96%. Overhang is calculated as the total of (a) Shares underlying outstanding equity awards plus Shares available for issuance under future equity awards, divided by (b) the total number of Shares outstanding, Shares underlying outstanding awards and Shares available for issuance under future equity awards. The Compensation Committee and the Board believe that the proposed share reserve increases represent a reasonable amount of potential equity dilution to accommodate the Company’s long-term strategic and growth priorities.

Burn Rate. Over the past 12- and 36-months periods, the Company has responsibly managed the growth of the Company’s equity compensation program, with an equity burn rate below the 25th percentile of the Company’s peer group (as described in paragraph 11 below). The following table provides detailed information regarding the activity related to the Company’s equity incentive plans for fiscal years 2020-2023.

	Fiscal Year
	2023	2022	2021
Total number of ordinary shares subject to options granted	0	620,000	3,254,922
Total number of ordinary shares subject to restricted share unit time-based awards granted	352,800	777,448	7,366,472
Total number of ordinary shares subject to performance- based share unit awards granted	143,700	168,048	2,668,240
Weighted-average number of ordinary shares outstanding (CSO)	143,920,870	149,937,339	144,493,989

Burn Rate	0.3%	1.0%	9.2%
Burn Rate (net of cancellations)	-0.5%	0.3%	8.9%
Burn Rate (net of cancellations and buybacks)	-2.4%	-11.0%	8.2%

Board Recommendation

The Board believes that the Equity Plan Amendments are in the best interests of the Company and its Shareholders and recommends a vote in favor of Resolution 14.

11.        Proposed Compensation Package of the Company’s Chief Executive Officer and Executive Director

Background

The Shareholders are being asked to approve a binding proposal pertaining to the terms of compensation of Ofer Druker, the Company’s Chief Executive Officer and Executive Director, as detailed below (the “CEO Compensation Package”).

Mr. Druker has served as the Chief Executive Officer and as a member of the Board of Directors since April 2019 following the completion of the merger with RhythmOne, a digital advertising technology company. From November 2017 to April 2019, Mr. Druker served as the Executive Chairman of the Tremor Video division and was instrumental in our successful integration of Tremor Video after its acquisition in August 2017.

Mr. Druker’s cash compensation has not been amended since 2021, and the Company has not awarded Mr. Druker any equity incentives awards since June 2021. As of the date of this Document, Mr. Druker does not hold any unvested equity awards of any kind.

Under the Israeli Companies Law, any Israeli public company that seeks to approve terms of compensation of a chief executive officer or a director is required to obtain the approval of the Compensation Committee, the Board and Shareholders, in that order.

The Compensation Committee and the Board, respectively, approved the CEO Compensation Package and recommended that the Shareholders approve the CEO Compensation Package.

The Shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the advisory “say-on-pay” votes found in proxy statements for U.S. domestic companies, other than in special circumstances prescribed by the Israeli Companies Law, where the Compensation Committee and the Board may override a Shareholders’ decision to oppose the CEO compensation proposal, subject to certain conditions, and only after they evaluate the reasons for which the Shareholders voted against such proposal and still believe the compensation is warranted for special reasons identified.

Executive Compensation Methodology

As stated in the Company’s Remuneration Policy for Directors and Executives, the Compensation Committee and the Board believe that strong, effective leadership is fundamental to the Company’s continued growth and success in the future.

In support of this goal, the Company’s executive compensation practices are designed to follow the Company’s executive compensation philosophy and meet the following objectives:

•	Maintain market-competitive pay programs and support ongoing retention of talent

•	Use incentive programs as a tool to support business strategy and drive desired behavior

•	Align participants with multi-year business success/outcomes

•	Pay for performance and encourage outperformance versus goals/plan

•	Support risk management by using multiple performance measurement periods

•
Intent is, over time, for actual pay delivered to our executives to be commensurate with actual financial performance outcomes and shareholder value creation outcomes, through an emphasis on performance-based pay

Independent Compensation Advisor

The Compensation Committee directly engaged the services of Compensation Advisory Partners LLC (or “CAP”), a leading global provider of consulting services relating to compensation and related governance practices, to ensure that the Company’s compensation practices are aligned with, and competitive relative to, market practices. CAP reported directly to the Compensation Committee and the Compensation Committee determined CAP to be independent considering the Nasdaq designated factors.

CAP provided input on a range of external market factors, including appropriate comparison companies for assessing the Company’s competitive market position and comparable executive compensation arrangements, including an analysis of the Company’s executive compensation arrangements relative to that of companies within the Company’s peer group.

Peer Group

The Company’s peer group is periodically reviewed and re-approved by the Compensation Committee with the assistance of CAP, which consists of companies operating within a broadly similar industry or business to the Company, of a broadly similar size to the Company, and where the size of the Company is positioned near median of the full group, based on revenue and market capitalization.

The peer group that was in effect when the CEO Compensation Package was reviewed by the Compensation Committee and CAP consisted of the 13 companies listed below:

AdTheorent Holding Co.*	LiveRamp Holdings, Inc.	TechTarget, Inc.
Cardlytics, Inc.	Magnite, Inc.	Upland Software, Inc.
comScore, Inc.	Perion Network Ltd.	Viant Technology, Inc.
Digital Turbine, Inc.	Pubmatic, Inc.
Liveperson, Inc.	QuinStreet, Inc.

*No longer a public company

In its decision-making, the Compensation Committee considered CEO compensation levels at the peer group companies. The Compensation Committee determined based upon its review that the total target pay level for the proposed CEO Compensation Package is positioned near the 25th percentile of peer group CEOs, driven by a well below 25th percentile annual equity award target grant value.

CEO Compensation Package

Following is a summary of the key terms of the proposed CEO Compensation Package:

Cash Compensation

•	Base Salary: Annual base salary of $750,000 (an increase from the current annual base salary of $720,000), effective January 1, 2024.

•
Annual Cash Bonus: Mr. Druker shall be entitled to a target annual cash bonus of 0% to 200% base salary ($1.5 million) with an over-achievement rate capped at 150% of the target annual bonus (300% base salary), effective for fiscal years 2024 and 2025 (an increase from the current target annual bonus of 100% base salary).

o
The cash bonus performance targets shall be set annually by the Compensation Committee and the Board in accordance with the Company’s Remuneration Policy for Directors and Officers. The 2024 performance targets are tied to the achievement of the Company’s revenue and Adjusted EBITDA targets.

o
Mr. Druker’s entitlement to an annual bonus beyond 100% of the base salary shall be subject to the Shareholders approving the proposed amendment to the Company’s Remuneration Policy for Directors and Officers in Resolution 15, as detailed below.

Equity Compensation

The annual equity compensation award will consist of two award components: 25% restricted stock units (“RSUs”) and 75% performance share units (“PSUs”), with an aggregate target grant value of $1.75 million, as detailed below.

RSU Awards

•	RSU Award Value. The CEO shall be granted an RSU award with a target value of $437,500.

•	Vesting. The RSU award shall vest in full, 12 months after the date the grant was approved by the Board (August 25, 2025), provided Mr. Druker is engaged by the Company on the vesting date.

PSU Awards

•	PSU Award Value. The CEO shall be granted a PSU award with a target grant value of $1,312,500.

•
Vesting. The PSU award shall be subject to both performance- and time-based vesting conditions; performance measurement periods of two years (27% of the PSUs) and one year (73% of the PSUs), and subject to the achievement of pre-defined Adjusted EBITDA and relative Total Shareholder Return (TSR) threshold, target and maximum goals. The Compensation Committee established metrics that provide balance between absolute financial results and relative stock price performance, with goals that it believes are appropriately challenging to achieve.

•
Payout for PSU awards, if any, will be assessed annually considering actual performance results versus the pre-defined goals and subject to Mr. Druker being engaged by the Company on the relevant vesting dates, unless otherwise defined herein.

Overview and General Terms

•	Grant Date. The equity compensation awards shall be granted to the CEO on the date the CEO Compensation Package is approved by the Shareholders at the General Meeting.

•	The number of Shares subject to the RSU and PSU awards shall be calculated based on the average closing price for the ADSs on Nasdaq on the 20 trading days ending on the date of grant.

•
Potential Above Target Payout. Above target payout shall be contingent upon shareholder approval of an expanded share reserve in year of performance or time-based vesting event. If sufficient Shares are not available, above target payout could be in cash, capped at 1.5x target grant value.

•
Acceleration of Vesting in Certain Events. The awards shall be subject to “double trigger” change of control acceleration. In such event, all outstanding equity compensation awards held by the CEO at such time shall immediately vest in full, with any applicable performance conditions deemed to be achieved at target.

•
Termination Events. If the CEO elects to leave (retire) at any point after 2 years from January 1, 2024, assuming he gives the Board at least 6 months prior written notice, his unvested RSUs and PSUs will continue to vest in full post-retirement and payout on the standard vesting/payout dates and based on the same payout factor (percent of target) as other participants, assuming reasonable support for transition prior to retirement and assuming he complies with post-retirement restrictive covenants (including, as necessary, continuing to serve as a director or other service provider during the post-retirement period), subject to the Shareholders approving the proposed amendment to the Company’s Remuneration Policy for Directors and Officers in Resolution 15, as detailed below.

•	Stock Ownership Guidelines. The CEO shall be expected to maintain ownership of Company securities with a value of at least 6X his annual base salary.

Recommendation

The Compensation Committee and the Board believe that it is in the best interest of the Shareholders to approve the CEO Compensation Package and recommend that the Shareholders approve the CEO Compensation Package at the General Meeting.

12.	Related Party Transaction

The amendments to the compensation package of Mr. Ofer Druker, a director, is deemed to be a related party transaction pursuant to Rule 13 of the AIM Rules for Companies. However, The Independent Directors of the Company (“Independent Directors”), who are independent of the transaction, being all the Directors save for Mr. Druker, consider, having consulted with its nominated adviser, Cavendish, that the terms of the compensation package to Mr. Druker is fair and reasonable insofar as the Shareholders are concerned.

Cavendish noted that the compensation package to Mr. Druker was being put to Shareholders’ vote in considering the proposal.

13.	Amendment to the Remuneration Policy for Directors and Executives

Pursuant to the Israeli Companies Law, all public Israeli companies, including companies whose shares are only publicly-traded outside of Israel, such as the Company, are required to adopt a written remuneration policy for their executives and directors, which addresses certain items prescribed by the Israeli Companies Law.

The adoption, amendment and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board and shareholders every three years. The Company’s policy was originally last re-adopted by the Shareholders in December 2023.

In connection with the proposed CEO Compensation Package described above, the Compensation Committee reviewed the policy and recommended that the Board and the Shareholders approve an amendment to the existing policy to (i) increase the cap on the size of the target annual bonus to conform to the terms of the target annual base salary included in the proposed CEO Compensation Package and (ii) to continue vesting upon retirement permit as included in the proposed CEO Compensation Package. The Board subsequently approved the amendment to the policy and recommended that the amendment to the policy be adopted by the Shareholders at the General Meeting. A copy of the remuneration policy for Directors and the executives is available on the Company’s website at https://investors.nexxen.com/.

14.     Details of the Annual General Meeting and Action to be Taken in Respect of the General Meeting

A notice convening the Annual General Meeting, which is to be held at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel at 12:30 p.m. (Israel time) on December 20, 2024 is set out at the end of this Document.

In accordance with Israeli law, at the General Meeting, the Shareholder will also have the opportunity to discuss with the directors and the Company’s auditors, the financial statements of the Company for the year ended 31 December 2023 together with the report of the auditors thereon.

At the time of publication of the Notice of Annual General Meeting, it is anticipated that the General Meeting will proceed as an open meeting.

A Shareholder entitled to attend and vote at the General Meeting may appoint one or more proxies to exercise all or any of such Shareholder’s rights to attend, speak and vote at the General Meeting. A proxy need not be a shareholder of the Company but must attend the General Meeting for the Shareholder’s vote to be counted.

To be effective, the proxy vote must be submitted in accordance with the enclosed Form of Proxy so as to have been received by Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL by no later than 10.30 a.m. London time on December 18, 2024.

In the case of holders of Depositary Interests, the enclosed Form of Direction must be completed in order to instruct Link Market Services Trustees Limited to vote on the holder’s behalf at the General Meeting. To be effective the completed and signed Form of Direction must be deposited at Link Group by no later than 10.30 a.m. London time on December 17, 2024.

Alternatively, you may instead submit your proxy vote electronically by accessing the shareholder portal at www.signalshares.com, logging in and selecting the “Vote Online Now” link.

If you are a holder of Depositary Interests and a CREST member, your instruction proxy may also be submitted by using the CREST electronic proxy appointment service. Further details are set out in the notes to the Notice of Annual General Meeting.

15.	Directors’ recommendation and voting intentions

The Directors standing for re-election consider the AIM Delisting, the Reverse Share Split, the amendments to the Articles, the re-election of the Directors, the re-appointment of the Auditor, the proposed increase to share reserves of the Company’s Equity Plans, the proposed compensation package of the Chief Executive Officer and the proposed amendment to the remuneration policy for Directors and executives to be in the best interests of the Company and its Shareholders as a whole and accordingly unanimously recommend that the Shareholders vote in favour of the Resolutions to be proposed at the General Meeting as they intend to do in respect of their own beneficial holdings amounting, in aggregate, to 4,681,355 Shares, representing approximately 3.52 per cent of the issued and outstanding share capital of the Company with voting rights attached thereon as at November 13, 2024, the last practicable date prior to the publication of this Document. Excluding Mr. Druker’s beneficial holdings, with respect to  the proposed compensation package of the Chief Executive Officer, the beneficial holdings held by the Directors standing for re-election, in aggregate, amount to 8,000 Shares, representing approximately 0.01 per cent of the issued and outstanding share capital of the Company with voting rights attached thereon as at November 13, 2024, the last practicable date prior to the publication of this Document.

Yours faithfully,

Christopher Stibbs
Chairman

Yaniv Carmi
Company Secretary

DEFINITIONS

ADSs	American Depositary Shares, each representing the right to receive two (2) Depositary Interests, with each one (1) Depositary Interest representing one (1) Ordinary Share;

ADS Depositary	Citibank, N.A.;

AIM	AIM, a market operated by the London Stock Exchange;

AIM Delisting	the cancellation of the admission of the Ordinary Shares to trading on AIM;

AIM Rules for Companies	the rules and guidance for companies whose shares are admitted to trading on AIM entitled “AIM Rules for Companies” published by the London Stock Exchange as amended from time to time;

Articles	the articles of association of the Company in force as at the date of this Document;

Auditor	the independent external auditor of the Company;

Cavendish	Cavendish Capital Markets Limited;

CDIs	CREST depository interests;

Circular or Document	this circular prepared in relation to the AIM Delisting and the General Meeting;

Company or Nexxen	Nexxen International Ltd.;

Computershare	Computershare Trust Company, N.A.;

CREST	the computerised settlement system to facilitate transfer of title to or interest in securities in uncertificated form operated by Euroclear UK & International Limited;

Delisting Resolution	resolution No. 1 to be proposed at the General Meeting as set out in the Notice of General Meeting;

Deposit Agreement	the New York law governed deposit agreement dated 22 June 2021 by and among the Company, the ADS Depositary and all holders and beneficial owners of ADSs issued thereunder;

DI Depositary	Link Market Services Trustees Limited;

Depositary Interests (DIs)	a depositary interest issued by the Depositary representing an entitlement to an Ordinary Share, which may be traded through CREST in dematerialised form;

Directors or Board	the directors of the Company as at the date of this Document whose names are Christopher Stibbs, Neil Jones, Joanna Parnell, Lisa Klinger, Norm Johnston, and Ofer Druker;

DTC	The Depository Trust Company, a US-based corporation that is a central securities depository providing electronic record-keeping of securities balances;

DTRs	the Disclosure Guidance and Transparency Rules of the FCA;

FCA	the Financial Conduct Authority;

General Meeting	the Annual General Meeting of the Company, notice of which is set out at the end of this Document;

HMRC	His Majesty’s Revenue & Customs;

Israeli Companies Law	the Israeli Companies Law, 5759-1999;

Independent Directors	The Independent Directors of the Company, who are independent of the transaction, being all of the Directors save for Mr. Ofer Druker;

London Stock Exchange	London Stock Exchange PLC;

Nasdaq	the Nasdaq Global Market;

NIS	Israeli New Shekels, the lawful currency of the state of Israel;

Notice of General Meeting	the notice convening the Annual General Meeting as set out at the end of this Document;

Link Group	Link Market Services Limited, trading as Link Group;

Registrars	Link Market Services (Guernsey) Limited;

Resolutions	the resolutions to be proposed at the General Meeting as set out in the Notice of General Meeting;

Reverse Share Split Resolution	resolution No. 2 to be proposed at the General Meeting as set out in the Notice of General Meeting;

SEC	the U.S. Securities and Exchange Commission;

Shares	ordinary shares of NIS 0.01 each in the capital of the Company;

Shareholder(s)	holder(s) of Ordinary Shares and/or Depositary Interests including through ADSs;

Transfer Agent	Computershare Trust Company, N.A.;

U.S. or United States	the United States of America;

UK MAR	Regulation (EU) No.596/2014 which forms part of domestic law in the United Kingdom pursuant to the European Union (Withdrawal) Act 2018; and

U.K. or United Kingdom	the United Kingdom of Great Britain and Northern Ireland.

NOTICE OF ANNUAL GENERAL MEETING

NEXXEN INTERNATIONAL LTD.

(incorporated and registered in Israel with registered number 513956060)

NOTICE IS HEREBY GIVEN that a General Meeting of Nexxen International Ltd. (the “Company”) will be held at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel at 12.30 p.m. (Israel time) on December 20, 2024 for the following purposes:

To receive and discuss with the directors the financial statements of the Company for the year ended 31 December 2023 together with the report of the auditors thereon.

To consider, and if thought fit, pass Resolutions 1 – 15 set forth below.

Resolution 1 requires a majority of 75% of votes cast by Shareholders while the other Resolutions require a simple majority of votes cast by Shareholders.

Unless the context requires otherwise, words and expressions defined in the Circular from the Company to its shareholders dated November 15, 2024, of which this notice forms part, have the same meanings when used in this notice.

RESOLUTIONS

1.
THAT, in accordance with Rule 41 of the AIM Rules for Companies, the cancellation of the admission to trading on AIM of the ordinary shares of NIS 0.01 each in the capital of the Company be and is hereby approved and the directors of the Company be authorised to take all action reasonable or necessary to effect such cancellation.

2.	THAT, a reverse share split of the Company’s ordinary shares, par value NIS 0.01 per share, at a ratio of 2-for-1, upon the terms and timing to be determined by the Board, be and is hereby approved.

3.
THAT, conditional on the passing of Resolutions 1 and 2 and with effect from the date of the Delisting, the articles of association of the Company be amended by removing the provisions of Article 10 and Article 74 and amending Articles 1, 4 and 18 as set out in Appendix B to the Circular of which this notice forms part.

4.
THAT, Christopher Stibbs, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as an independent non-executive director to hold office until the close of the annual general meeting of the Company in 2025, and until his respective successor is duly elected and qualified (if re-elected, Mr. Stibbs shall continue to serve as Chairman of the Company’s board of directors following the General Meeting).

5.
THAT, Neil Jones, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as the Company’s senior non-executive director to hold office until the close of the annual general meeting of the Company in 2025, and until his respective successor is duly elected and qualified.

6.
THAT, Joanna Parnell, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as a non-executive director to hold office until the close of the annual general meeting of the Company in 2025, and until her respective successor is duly elected and qualified.

7.
THAT, Lisa Klinger, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as a non-executive director to hold office until the close of the annual general meeting of the Company in 2025, and until her respective successor is duly elected and qualified.

8.
THAT, Norm Johnston, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as a non-executive director to hold office until the close of the annual general meeting of the Company in 2025, and until his respective successor is duly elected and qualified.

9.
THAT, Daniel Kerstein, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as a non-executive director to hold office until the close of the annual general meeting of the Company in 2025, and until his respective successor is duly elected and qualified.

10.
THAT, Rhys Summerton, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as a non-executive director to hold office until the close of the annual general meeting of the Company in 2025, and until his respective successor is duly elected and qualified.

11.
THAT, Ofer Druker, who retires by rotation pursuant to Article 42 of the Company’s, be re- elected as a director to hold office until the close of the annual general meeting of the Company in 2025, and until his respective successor is duly elected and qualified.

12.
THAT, Somekh Chaikin, Member Firm of KPMG International, be re-appointed as the Company’s independent external auditor for the year ending 31 December 2024, and its service be approved until the annual general meeting of shareholders held in 2025 and to authorise the Company’s board of directors (or, the Audit Committee, if authorised by the Board) to fix its remuneration.

13.
THAT, in accordance with the recommendation of the Compensation Committee and the Board, to approve (i) an increase to the share reserve of the Company’s Global Share Incentive Plan (2011) by 1,200,000 Shares to a total of 1,728,777 available Shares, and (ii) an increase to the share reserve of the Company’s 2017 Equity Incentive Plan by 3,500,000 Shares to a total of 4,723,835 available Shares.

14.
THAT, in accordance with the recommendation of the Compensation Committee and the Board of Directors and the requirements of the Israeli Companies Law, to approve the CEO Compensation Package, as set forth in the Circular which this notice forms part.

15.
THAT, in accordance with the recommendation of the Compensation Committee and the Board and the requirements of the Israeli Companies Law, the Company’s Remuneration Policy for Directors and Executives be amended, as set forth in the Circular which this notice forms part.

November 15, 2024

Registered Office:	By order of the Board
82 Yigal Alon Street
Tel Aviv	Yaniv Carmi
6789124	Company Secretary
Israel

Notes:

1.
Holders of Depositary Interests may only instruct Link Market Services Trustees Limited (the “Depositary”) who will appoint the chairman as their proxy to vote at the meeting. Depositary Interest holders wishing to attend, speak and vote at the meeting should contact Link Group to request a Letter of Representation and this instruction is covered off in the notes on the Form of Direction.

2.
If you do not have a Form of Proxy or Form of Direction and believe that you should have one, or if you require additional forms, please contact Link Group by emailing shareholderenquiries@linkgroup.co.uk or you may call on +44 (0) 371 664 0300 (calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The shareholder helpline is open from 9.00 a.m. to 5.30 p.m. GMT, Monday to Friday, excluding public holidays in England and Wales). All forms must be signed and should be returned together in the same envelope.

3.
To be valid, any Form of Proxy or other instrument appointing a proxy and any power of attorney or other authority under which it is signed, or a notarially certified or office copy of such power or authority, must be received by post or (during normal business hours only) by hand at Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds, LS1 4DL by no later than 10.30 a.m. on December 18, 2024.

4.
In the case of Depositary Interest holders, a Form of Direction must be completed in order to instruct  the Depositary to  vote  on the holder’s behalf at  the  meeting. To  be  effective, a completed and signed Form of Direction must be deposited at Link Group by no later than 10.30 a.m. on December 17, 2024.

5.
The return of a completed Form of Proxy, Form of Direction, or other such instrument or any CREST Proxy Instruction (as described in paragraph 14 below) will not prevent a shareholder or Depositary Interest holder attending the General Meeting and voting in person if he/she wishes to do so.

6.	Unless otherwise indicated on the Form of Proxy, Form of direction or any other electronic voting instruction, the proxy will vote as they think fit or, at their discretion, withhold from voting.

7.
Alternatively, you may instead submit your proxy vote or instruction electronically by accessing the shareholder portal at www.signalshares.com, logging in and selecting the ‘Vote Online Now’ link. You will require your username and password in order to log in and vote. If you have forgotten your username or password, you can request a reminder via the shareholder portal. If you have not previously registered to use the portal, you will require your investor code (‘IVC’) which can be found on your share certificate. Proxy votes should be submitted as early as possible and, in any event, not less than 48 hours for shareholders and 72 hours for the depository interest holders (excluding weekends and bank holidays) before the time for holding the meeting and if not so submitted shall be invalid.

8.
Pursuant to the Israeli Companies Law, to be entitled to attend and vote at the General Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered in the register of the Company at by no later than 10.30 a.m. GMT on November 20, 2024. Changes to the Company’s register after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the General Meeting. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law is November 22, 2024.

9.
The quorum for the General Meeting shall be two or more shareholders present in person or by proxy and holding shares conferring in the aggregate 25 per cent of the voting power of the Company. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine.

10.
Any shareholder attending the General Meeting is entitled pursuant to the Israeli Companies Law to ask any question relating to the business being dealt with at the meeting. The Company will answer any such questions unless (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; or (ii) the answer has already been given on a website in the form of any answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

11.
As at November 14, 2024, the Company’s issued share capital consisted of 197,550,375 ordinary shares, with (i) 58,830,845 ordinary shares held by the Company and reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), which the Company holds in Treasury, and (ii) 5,629,680 ordinary shares held by subsidiaries of the Company without any voting rights in accordance with the Israeli Companies Law. Therefore, the total voting rights in the Company as at November 14, 2024 were 133,089,850 ordinary shares.

12.	The Board recommends that shareholders vote in favour of all items in the Notice.

13.
Holders of Depositary Interests who are CREST members and submit their instruction through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

14.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to an instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent ID (RA10) by 10.30 a.m. GMT on December 17, 2024 for DI holders. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

15.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

16.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

17.
Pursuant to the Israeli Companies Law, the approval of each of the Resolutions requires the affirmative vote of the holders of a majority of the voting power represented and voting on the resolution in person or by proxy. Pursuant to the AIM Rules for Companies, the approval of Resolution 1 requires the consent of not less than 75 per cent. of votes cast by shareholders at the Annual General Meeting. In addition, the affirmative vote of the holders of a majority of the voting power represented and voting on each of Resolutions 14 and 15, in person or by proxy, must either include at least a majority of the ordinary shares who are not controlling shareholders of the Company nor are they shareholders who have a personal interest in such Resolution, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such Resolution must not represent more than two per cent of the outstanding ordinary shares.  For this purpose,  in accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000 (the “Relief Regulations”), a shareholder submitting a vote for Resolution 14 and/or 15 is deemed to confirm to the Company that such shareholder does not have a personal interest in the such Resolution(s) and is not a controlling shareholder, unless such shareholder had delivered to the Company a notice in writing stating otherwise, no later than December 19, 2024 10.30 a.m. BST), to the attention of  the Company’s Chief Financial Officer,  at the Company’s registered office at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel.

18.
Copies of all documents referenced in this Notice are available for inspection during normal business hours at the registered office of the Company on any weekday (Fridays and public holidays excluded) and Sundays. The annual compensation earned during 2023 by the Company’s five most highly-compensated executive officers is outlined in Item 6 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on March 6, 2024.

APPENDIX A

TRANSACTION
FAQ

What is the Proposed Transaction?

The Board of Directors of Nexxen International, Ltd (the “Company”) has determined that it is in the best interest of the Company, its investors and other stakeholders to consolidate all trading of the Company’s securities on one stock exchange – the NASDAQ Global Market in the United States. The process for implementing this transition (the “Transaction”) from a dual listing of the Company’s American Depositary Shares (the “ADSs”) on Nasdaq and ordinary shares of nominal value NIS 0.01 each in the capital of the Company on AIM (the “Shares”) to a sole listing of ordinary share of nominal value NIS 0.02 each in the capital of the Company (the “New Shares”) on Nasdaq broadly involves: (1) a reverse share split with respect to all outstanding Shares by means of a 2-for-1 reverse share split (the “Reverse Share Split”), after which each two Shares will be represented by one New Share, and each ADS will represent one New Share, (2) a mandatory exchange under the Company’s ADS facility as a result of which ADS holders, upon the Company’s termination of the existing ADS facility, will have their ADSs automatically cancelled and will be credited with the right to receive the underlying New Shares represented by their ADSs at a rate of one New Share for each ADS cancelled (the “Mandatory ADS Exchange”), (3) a listing of the Shares on Nasdaq instead of the ADSs (as the ADSs will be delisted for trading from Nasdaq), (4) the appointment of Computershare Trust Company, N.A. (“Computershare”) to act as the Company’s U.S. transfer agent, (5) subject to certain formalities, a repositioning of the New Shares from the trading system used for trading the Shares on AIM into the trading system used for trading the New Shares on Nasdaq (the “Market Repositioning”), (6) the delisting of the Shares from listing and trading on AIM (the “Delisting”), and (7) the replacement of the current depositary interests (the “DIs”) issued by Link Market Services Trustees Limited (the “DI Depositary”) with CREST depositary interests (the “CDIs”). Following the Transaction, the New Shares would be listed on Nasdaq under ticker symbol “NEXN” and all public trading of securities in the Company will take place on Nasdaq.

In order to implement the Transaction, the Company’s shareholders (“Shareholders”) must approve the Reverse Share Split and the Delisting and the other items presented to the shareholders for approval. The proposals also contain a number of amendments to the Company’s articles of association that allow for the Delisting and the Reverse Share Split. The Board is seeking approval of these matters at its annual general meeting of shareholders.

What is the expected timeline for the Proposed Transaction?

If the Reverse Share Split and Delisting are approved by the Shareholders, the Company will begin to implement the steps necessary to effectuate the Transaction. It is currently anticipated that February 14, 2025 (Friday) will be the record date (“Record Date”) and the effective date (“Effective Date”) for each of the Reverse Share Split, the Mandatory ADS Exchange and Delisting, and the New Shares will begin trading on Nasdaq on February 18, 2025 (Tuesday). The Board reserves the right to adjust the timeline as it deems necessary and may decide in its sole discretion not to undertake the Transaction at all.

What about fractional shares resulting from the Reverse Share Split?

The Reverse Share Split might give rise to the appearance of fractions if prior to the Reverse Share Split a shareholder does not hold a number of Shares which corresponds to a multiple of two (2). In that case, the number of new Shares held by that shareholder will be rounded down to the lower whole number. For example, the holder of three (3) Shares prior the Reverse Share Split will be entitled to one
(1) New Share and ½ of a New Share after the Reverse Share Split becomes effective.

It is proposed that the Company’s Board of Directors will have the powers to determine the manner and process to effect the Reverse Share Split with respect to holders of Shares who at the time that the Reverse Share Split becomes effective do not have a sufficient number of existing Shares in order to receive a whole number of New Shares.

It is currently intended that no fractions of New Shares will be issued as a result of the Reverse Share Split, but that any fractions of Shares which might give rise as a result of the Reverse Share Split shall be paid out in cash by the Company at a specified rate as determined by the Company’s Board of Directors.

How will the share register work following the Transaction?

Currently, Link Market Services (Guernsey) Limited, the Company’s registrar, maintains the Company’s share register. As the New Shares will now be listed on Nasdaq pursuant to the Transaction, U.S. securities law requires the share register to be maintained by an transfer agent registered with the U.S. Securities and Exchange Commission (“SEC”). The Company intends to appoint Computershare to act as its U.S. transfer agent. Connectivity to The Depository Trust Company (“DTC”, a U.S.-based corporation that is a central securities depository providing electronic record-keeping of securities balances), for the settlement of trades on Nasdaq, will be managed through Computershare as the Company’s U.S. transfer agent. Prior to the start of trading on Nasdaq, the Company’s share register will be moved from Link Market Services (Guernsey) Limited to Computershare in the U.S.

All existing share certificates in issue will be deemed void and invalid from the point of transfer of the share register to Computershare in the U.S. and will be cancelled. Shareholder’s holdings of New Shares held in certificated form will be recorded directly on the Company’s share register which will be held in the Direct Registration System (“DRS”) and maintained by Computershare. Holders of Shares in certificated form will receive a DRS statement of account by post from Computershare evidencing legal title to their Shares in due course.

What is the Direct Registration System (DRS)?

The DRS allows registered securities to be held in electronic form without having a physical share certificate issued as evidence of ownership. DRS has been used in the U.S. market, for over 10 years and is supported by the SEC and Nasdaq (amongst others). With DRS, Shareholders can own and transfer securities electronically, while enjoying the convenience and safety of a paperless transaction. Shareholders retain all rights and privileges of stock ownership, including voting and dividend rights. Proxy materials, annual reports and other stockholder communications will be mailed from the Company and/or its voting agent directly to those who hold their New Shares through DRS.

DRS provides an attractive and convenient alternative to holding physical stock certificates. DRS statements can also be easily replaced if ever misplaced. DRS eliminates a Shareholder’s risk of loss, theft or destruction of certificates, plus the time and expense to replace a lost certificate. It eliminates the cost of maintaining a secure place to keep stock certificates, makes stock transactions faster and easier and saves the Company unnecessary printing and mailing expenses.

What is the relationship between the Company’s ordinary shares, depositary interests and ADSs?

An ADS is a tradeable security representing the right to receive two (2) DIs. A DI is the financial instrument required for the electronic settlement of trades through CREST (the electronic system for the holding of shares in uncertificated form and paperless settlement of share trades) as the Shares are not themselves clearable. Each DI represents the right to receive one (1) Share. The ADSs are listed on Nasdaq under the ticker symbol: NEXN. The value of each ADS is denominated in U.S. Dollars. The ADSs will be delisted for trading from Nasdaq contemporaneous with the listing for trading of the Shares on Nasdaq.

I hold ADS – what do I need to do?

On the Effective Date, each of the Company’s existing ADSs will be canceled and exchanged for the right to receive delivery of one New Share it represents. No action is required on the part of the holders of ADSs. Thereafter, shareholders who desire to sell their New Shares on Nasdaq would work with their broker to transact the sale.

I hold depositary interests trading on AIM – what do I need to do?

In order to ensure ease of cross-border movements of shares between the U.K. and U.S. markets for shareholders, the Company has arranged for the current DIs issued by the Depositary to be replaced with CDIs representing Shares held through the DTC system. The Company has arranged with the Depositary for the current DI facility to be terminated with effect from the close of business in the U.K. on February 14, 2025 (Friday). In anticipation of this change, stock deposits and withdrawals will not be possible in CREST from the close of business on February 12, 2025. All depositary interests in the DI facility at the close of business in the U.K. on February 14, 2025 (Friday) will automatically be cancelled and replaced in CREST with CDIs representing the number of underlying New Shares resulting from the Reverse Share Split. Such underlying New Shares will, from this time, be held by CREST International Nominees Limited (the “CREST Nominee”), as custodian in the DTC clearance system for CREST Depository Limited, a subsidiary of Euroclear UK & International Limited (the “CREST Depository”) as the depository and issuer of the CDIs. Holders of DIs do not need to take any action in this regard.

What are CREST Depository Interests (CDIs)?

A CDI is a security constituted under English law issued by the CREST Depository that represents an entitlement to international securities. A CDI is issued by the CREST Depository to CREST members and represents an entitlement to identifiable underlying securities. Each CDI will represent a New Share held by the CREST Nominee as custodian in the DTC clearance system for the CREST Depository as the depositary and issuer of the CDIs. The CREST Depository’s relationship with CDI-holding CREST members is governed by the CREST Deed Poll and the CREST International Manual. Holding by way of a CDI will entail international custody costs and certain differences in the nature, range and cost of corporate services, including with respect to the manner in which voting rights can be exercised in person or by proxy, relative to a direct holding of New Shares. The Company expects to enter into arrangements enabling it to send shareholder meeting materials to, and receive voting instructions from, holders of the CDIs. CREST members who anticipate continuing to hold their investment in New Shares in CREST via CDIs should familiarise themselves with the CDI service offering, details of which are included in the CREST International Manual and the terms of the CREST Deed Poll.

I hold certificated ordinary shares – what do I need to do?

No action is needed on the part of holders of certificated Shares. Following the Delisting, the Company’s share registry will be moved from the current Depositary to the Company’s U.S. transfer agent, Computershare. All existing share certificates in issue will be deemed void and invalid from the point of transfer of the share register to Computershare in the U.S. and will be cancelled. Shareholders’ holdings of Shares held in certificated form will be recorded directly on the Company’s share register which will be held in the Direct Registration System (DRS) and maintained by Computershare. Holders of existing New Shares will receive a DRS statement of account by post from Computershare evidencing legal title to their shares in due course. Along with the statement of ownership, shareholders will also be sent DRS FAQs containing further information about DRS, including further details on how the Shares can be held, transferred or traded. Thereafter, Shareholders who desire to sell their New Shares on Nasdaq would work with their broker to transact the sale.

I don’t have a broker – do I need one?

If you do not already have an account with a broker, you may be able to open one either online or through banks and building societies which offer broking services. You need to ensure that the broker and type of account on offer is capable of holding and trading U.S.-listed securities. Often the most basic account offered is for U.K.-listed shares only, so you will need to select an account that gives you the ability to buy and sell U.S.-listed securities. Please ensure that you check with your broker that they can hold U.S.-listed securities and have a DTC participant account.

When will the Shares be available to be sold on Nasdaq after the Transaction?

The Company expects that the New Shares to be delivered to ADS Holders as a result of the Mandatory ADS Exchange, and the Shares to be credited to the accounts of the DI holders and certificated holders, will be available to be sold on Nasdaq beginning on February 18, 2025 (Tuesday) so long as such holders have access to their account information.

ADS holders will receive a notice from Computershare in advance of the Mandatory ADS Exchange. Computershare will cause the U.S. Shares to be delivered to DTC, for further delivery to the DTC participant accounts of the financial intermediaries holding ADSs on behalf of their clients, promptly following the Mandatory ADS Exchange. Processing times of each financial intermediary may vary, but the Company expects that most New Shares automatically delivered to ADS holders on the exchange date will be available to be sold on Nasdaq on or about such date.

DRS Statement will be dispatched to certificated holders approximately 5 business days following the Delisting Date. Holders of DIs will receive a credit of CDIs to the same CREST account that their DIs were held in by 6.00 p.m. on February 18, 2025.

Will there be any tax implications from the Transaction?

The Company does not anticipate that any U.K., U.S. or Israeli income or capital gains tax consequences will arise as a result of the Transaction, save that for the purposes of U.K. taxation on chargeable gains:

•	A holder of ADS may be treated as having made a disposal of their holding by reason of the Mandatory ADS Exchange being implemented.

•
If a holder of Shares or ADSs receives cash in respect of fractional entitlements and the amount of cash does not exceed their base cost, an amount equal to the amount of such cash will be deducted from the base cost of the New Shares. In the event that cash is received by the holder, or the holder does not receive any New Shares, such holder will be treated as disposing of, or making a part disposal of, their holding and may be subject to tax on the amount of any chargeable gain realised.

Further Shareholders should note that business relief will cease to be available for inheritance tax purposes when the New Shares are listed on Nasdaq.

With respect to the Reverse Share Split, generally, a U.S. holder of Shares or ADSs should not recognize any gain or loss for U.S. federal income tax purposes other than with respect to cash received for fractional shares. A U.S. holder’s aggregate tax basis in its post-Reverse Share Split shares, including any fractional share treated as received and then exchanged for cash, would be the same as the U.S. holder’s aggregate tax basis of its pre-Reverse Share Split shares, and a holder’s holding period for its post-Reverse Share Split shares should include its holding period for its pre-Reverse Share Split shares. If a holder of Shares or ADS receives cash in respect of fractional entitlements, for U.S. tax purposes, depending on a particular holder’s circumstances, such amount may be treated as a distribution to the holder or such holder may recognize gain or loss with respect to such Shares.

These statements are intended as a general guide only and it is strongly recommended that Shareholders obtain appropriate professional advice in respect of these and other taxes.

Will the Delisting affect my rights as a shareholder?

If the Delisting resolution is passed at the general meeting of the Shareholders, Shareholders will no longer be able to buy and sell Shares in the form of DIs on AIM after the close of business February 14, 2025.

Following the Delisting taking effect, the Company will no longer be subject to the AIM Rules for Companies published by London Stock Exchange plc or be required to retain the services of an independent nominated adviser. The Company will also no longer be subject to the QCA Corporate Governance Code. In addition, the Company will no longer be required to comply with the continuing obligations set out in the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules or, provided the Company’s securities remain outside the scope of the regulation, UK MAR. The Company will, however, continue to comply with all applicable regulatory requirements for the Nasdaq listing of the New Shares, including all applicable rules and regulations of the SEC. As the Company is incorporated under the laws of Israel, Shareholders are not afforded the protections provided by the City Code on Takeovers and Mergers. As a company incorporated in Israel, Nexxen will continue to be subject to the requirements of the Israeli Companies Law 5759-1999.

Shareholders who continue to hold CDIs or certificated Shares will, following the AIM Delisting, continue to be notified in writing of the availability of key documents on the Company’s website, including publication of annual reports and annual general meeting documentation in compliance with SEC and Nasdaq rules and regulations and the Israeli Companies Law, 5759-1999, and will be eligible to receive any future dividends if any are declared.

I have lost my original ordinary share certificate – how do I get another one?

Replacement share certificates are available from Nexxen’s Registrar, Link Group. Please contact Link Group without delay on 0371 664 0300 if calling from the U.K. or +44 (0) 371 664 0300 if calling outside of the U.K. or by email to shareholderenquiries@linkgroup.co.uk. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

Link Group will be able to provide you with a replacement share certificate for your Shares, although there may be a fee for this. Certain proof of ownership/identification will be required by Link Group prior to issuance of replacement certificates.

I have further questions that are not dealt with sufficiently here – where can I find further information?

If you hold your certificated Shares or DIs via a broker, please discuss with your broker in the first instance. In respect of any queries regarding the CDIs, the CDIs will be issued in accordance with the Euroclear UK & International Limited deed poll and holders of DIs should note that Euroclear UK & International Limited will be the contact for the purposes of any queries in relation to CDIs

What if I am an “affiliate” under U.S. Securities Laws (i.e. a director, executive officer or certain beneficial owners of 10% or more of the outstanding equity of the company)?

If you are a director, executive officer or beneficial owner of 10% or more of the outstanding equity of the Company you may be deemed to be an affiliate of the Company. An affiliate of the issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Affiliates of the Company may be subject to limitations on resale of Shares under U.S. securities laws. If you are a director, executive officer or beneficial owner of 10% or more of the outstanding equity of the Company, please contact the Company directly for instructions on how to proceed should you wish to sell your Shares on Nasdaq.

APPENDIX B

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

NEXXEN INTERNATIONAL LTD.

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

NEXXEN INTERNATIONAL LTD.

A COMPANY LIMITED BY SHARES

PRELIMINARY

1.          COMPANY NAME

The name of the company is “Nexxen International Ltd.” (the “Company”).

2.          INTERPRETATION

(a)          In these Articles, the following terms shall bear the meanings set forth below, unless inconsistent with the subject or context.

“Articles” shall mean these Amended and Restated Articles of Association as originally adopted or as amended from time to time.

“Board” shall mean the Board of Directors of the Company.

“Business Day” shall mean any day, other than a Saturday or a Sunday, on which clearing banks are open for all normal banking business in New York, London and Tel-Aviv.

“Companies Law” shall mean Israel’s Companies Law, 5759-1999, as amended and as may be amended from time to time, and any regulations promulgated thereunder.

~~“Depositary” shall mean any person who is a shareholder by virtue of it holding shares in the Company as trustee for those persons who have elected to hold shares in the Company in dematerialized form through depositary interests.~~

~~“Disclosure and Transparency Rules" shall mean means the Disclosure and Transparency Rules published by the Financial Conduct Authority of the United Kingdom as amended from time to time.~~

~~“Employees’ Share Scheme” shall mean a scheme for encouraging or facilitating the holding of shares or debentures in the Company by or for the benefit of:~~

~~(a)         the bona fide employees or directors or consultants or former employees or directors or consultants of the Company, the Company’s subsidiary or holding company or a subsidiary of the Company’s holding company; and/or~~

~~(b)         the wives, husbands, widows, widowers or children or step-children under the age of 18 of such employees or former employees.~~

“External Directors” shall mean, to the extent required by applicable law, directors appointed and serving in accordance with Sections 239 through 249 of the Companies Law.

“Office Holder” shall mean every director and every other person included in the definition of “office holder” under the Companies Law, including the executive officers of the Company.

~~“Rights Issue” shall mean an offer or issue to or in favour of shareholders on the register of shareholders (or in the Company’s depository agent’s records) made from the shares ledger of the Company on a date fixed by the Board (being an offer capable of acceptance for a period fixed by the Board) where the shares to be offered in the Rights Issue respectively attributable to the interests of all those shareholders  are proportionate  (as nearly as practicable)  to the respective  number of shares of the Company's shares held by them on that date, but the Board may make such exclusions or other arrangements as the Board considers expedient in relation to fractional entitlements or legal or practical problems under the laws of any country, territory or political subdivision thereof, or the requirements of any relevant regulatory body or shares exchange in any jurisdiction.~~

(b)          Unless the subject or the context otherwise requires: words and expressions defined in the Companies Law shall have the same meanings herein; words and expressions importing the masculine gender shall include the feminine gender; and words and expressions importing persons shall include bodies corporate.

(c)          The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

3.          PUBLIC COMPANY; LIMITED LIABILITY AND COMPANY OBJECTIVES

(a)          The Company is a Public Company (as such term is defined in the Companies Law).

(b)          The liability of the Company’s shareholders is limited and, accordingly, the liability of each shareholder for the Company’s obligations shall be limited to the payment of the nominal value of the shares held by such shareholder, subject to the provisions of these Articles and the Companies Law.

(c)          The Company’s objectives are to carry on any business and perform any act which is not prohibited by law. The Company may also make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations

SHARE CAPITAL

4.          SHARE CAPITAL

(a)        The authorized share capital of the Company is 5,000,000 New Israeli Shekels NIS5,000,000) divided into  250,000,000~~500,000,000~~  Ordinary Shares, par value NIS  0.02~~0.01~~ per share.

(b)          The Ordinary Shares all rank pari passu in all respects.

5.          INCREASE OF AUTHORIZED SHARE CAPITAL

(a)          The Company may, from time to time, by resolution of its shareholders, whether or not all the shares then authorized have been issued and whether or not all the shares theretofore issued have been called up for payment, increase its authorized share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b)          Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increased as aforesaid shall be subject to all the provisions of these Articles which are applicable to shares of the same class included in the existing share capital.

6.          SPECIAL RIGHTS; MODIFICATION OF RIGHTS

(a)          Subject to the provisions of these Articles, and without prejudice to any special rights previously conferred upon the holders of existing shares in the Company, the Company may, from time to time, by resolution of its shareholders, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to liquidation, dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution provided that any resolution with respect to the issuance of shares will be made only by the Board.

(b)          (i)          If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, by a resolution of the shareholders, subject to the consent in writing of the holders of at least a majority of the issued shares of such class or the adoption of a resolution passed at a separate General Meeting of the holders of the shares of such class.

(ii)          The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class; provided, however, that the requisite quorum at any such separate General Meeting shall be two or more members present in person or by proxy and holding not less than a majority of the issued shares of such class.

(iii)          Unless otherwise provided by these Articles, the enlargement of an authorized class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 6(b), to modify or abrogate the rights attached to previously issued shares of such class or of any other class.

7.          CONSOLIDATION, SUBDIVISION, CANCELLATION AND REDUCTION OF SHARE CAPITAL

(a)          The Company may, from time to time, by resolution of its shareholders (subject, however, to the provisions of Article 6(b) hereof and to applicable law):

(i)          consolidate and divide all or part of its issued or un-issued authorized share capital into shares of a per share nominal value which is larger than the per share nominal value of its existing shares;

(ii)           subdivide its shares (issued or un-issued) or any of them, into shares of smaller nominal value;

(iii)          cancel any shares which, at the date of the adoption of such resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so canceled; or

(iv)          reduce its share capital in any manner, subject to any consent required by law.

(b)          With respect to any consolidation of issued shares into shares of a larger nominal value per share, and with respect to any other action which may result in fractional shares, the Board may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i)             determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into a share of a larger nominal value per share;

(ii)            allot, in contemplation of or subsequent to such consolidation or other action, shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)           redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings; and/or

(iv)         cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this Article 7(b)(iv).

SHARES

8.          ISSUANCE OF SHARE CERTIFICATES; REPLACEMENT OF LOST CERTIFICATES

(a)          Save as provided for in Article 18, share certificates shall be issued under the corporate seal of the Company (which may be affixed to it or printed on by mechanical, electronic or other means) or in such other manner as the Board, having regard to the terms of issue and the Companies Law may authorize.

(b)          Each shareholder shall be entitled to one or several numbered certificates for all the shares of any class registered in his name, each for one or more of such shares. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

(c)          A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Shareholder Register in respect of such co-ownership.

(d)          A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board in its discretion deems fit.

9.          REGISTERED HOLDER

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

10.          ALLOTMENT OF SHARES

~~(a)~~         The un-issued shares from time to time shall be under the sole control of the Board, who~~, subject to Article 10(b),~~ shall have the power to allot, issue or otherwise dispose of shares to such persons, on such terms and conditions (including inter alia terms relating to calls as set forth in Article 12(f) hereof), and either at par or at a premium, or, subject to the provisions of the Companies Law, at a discount and/or with payment of commission, and at such times, as the Board deems fit, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board deems fit.

~~(b)        If the Company  proposes  to issue  shares,  it shall  give  each  shareholder  of the Company written notice (a "Rights Notice") of its intention, describing the price, the general terms upon which the Company proposes to issue them, and the number of shares that the shareholder has the right to purchase and giving each shareholder not less than twenty one (21) days from delivery of the Rights Notice to agree to purchase all or any part of its pro-rata Share of such shares for the price and upon the general terms specified in the Rights Notice, by giving written notice to the Company  prior to the expiration  of such period contained  in the Rights Notice setting forth the quantity of shares to be purchased thereby.  If a shareholder fails to exercise its pre-emption right within the period specified in the Rights Notice, the Company shall have one hundred and twenty (120) days after expiration of the period contained in the Rights Notice to sell the unsold shares at a price and upon general terms no more favourable  to the purchasers  than specified  in the Rights Notice.  If the Company has not sold the shares within that period, the Company shall not thereafter issue or sell any the shares without first offering such securities to the shareholders in the manner provided in this Article 10(b).~~

~~(c)         Article 10(b) shall not apply:~~

            ~~(i)         where, by a vote passed at a General Meeting by the holders of at least 75 per cent of the voting power represented at the meeting, it is disapplied either generally or in respect of a specified allotment of shares; and/or~~

            ~~(ii)        to the allotment for Cash of shares provided that the nominal amount of such shares or the shares into which such shares may be converted, during any 12 month period, does not exceed in aggregate 10 per cent. of the outstanding shares in that class of share from time to time; and/or~~

             ~~(iii)       in the event of the Company undertaking a Rights Issue or open offer with respect to:~~

                           ~~(1)        shares representing fractional entitlements; or~~

                         ~~(2)        shares  which  the  Company  considers  necessary  or expedient  to exclude from the offer on account of the laws or regulatory requirements of a territory other than its country of incorporation; and/or~~

            ~~(iv)       in relation to shares allotted in pursuance of an Employees’ Share Scheme or in connection with shares to be issued to any director in lieu of fees or salary in accordance with the provisions of any relevant service agreement or letter of appointment; and/or~~

            ~~(v)        in relation to shares allotted otherwise than for Cash in connection with any acquisitions of corporate entities by the Company provided that the nominal amount of such shares or the shares into which such shares may be converted, during any 12 month period, does not exceed in aggregate 25 per cent. of the outstanding shares in that class of share from time to time.~~

11.          PAYMENT IN INSTALLMENTS

If pursuant to the terms of allotment or issue of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

12.          CALLS ON SHARES

(a)          The Board may, from time to time, as it, in its discretion, deems fit, make calls for payment upon shareholders in respect of any sum which has not been paid up in respect of shares held by such shareholders and which is not pursuant to the terms of allotment or issue of such shares or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him or her (and of each installment thereof if the same is payable in installments), to the Company at the time(s) and place(s) designated by the Board, as any such time(s) may be thereafter extended or place(s) changed. Unless otherwise stipulated in the resolution of the Board (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

(b)          Notice of any call for payment by a shareholder shall be given in writing to such shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment. Prior to the time for any such payment fixed in a notice of a call given to a shareholder, the Board may in its absolute discretion, by notice in writing to such member, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment. In the event of a call payable in installments, only one notice thereof need be given.

(c)          If pursuant to the terms of allotment or issue of a share or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board and for which notice was given in accordance with paragraphs (a) and (b) of this Article 12, and the provisions of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount (and the non-payment thereof).

(d)          Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

(e)          Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in the State of Israel), and payable at such time(s) as the Board may prescribe.

(f)          Upon the allotment of shares, the Board may provide for differences among the allottees of such shares as to the amounts and times for payment of calls in respect of such shares.

13.          PREPAYMENT

With the approval of the Board, any shareholder may pay to the Company any amount not yet payable in respect of his shares, and the Board may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board. The Board may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 13 shall derogate from the right of the Board to make any call for payment before or after receipt by the Company of any such advance.

14.          FORFEITURE AND SURRENDER

(a)          If any shareholder fails to pay an amount payable by virtue of a call, or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, resolve to forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorney’s fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of, the amount payable to the Company in respect of such call.

(b)          Upon the adoption of a resolution as to the forfeiture of a shareholder’s share, the Board shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board), such shares shall be ipso facto forfeited; provided, however, that, prior to such date, the Board may nullify such resolution of forfeiture, but no such nullification shall stop the Board from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)          Without derogating from Articles 54 and 59 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)          The Company, by resolution of the Board, may accept the voluntary surrender of any share not fully paid for.

(e)          Any share forfeited or surrendered as provided herein, shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board deems fit.

(f)          Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 12(e) above, and the Board, in its discretion, may, but shall not be obligated to, enforce the payment of such moneys, or any part thereof. In the event of such forfeiture or surrender, the Company, by resolution of the Board, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another.

(g)          The Board may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board from re-exercising its powers of forfeiture pursuant to this Article 14.

15.          LIEN

(a)          Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements to the Company arising from any amount payable by such shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)          The Board may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, his executors or administrators.

(c)          The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such member in respect of such share (whether or not the same have matured), and the residue (if any) shall be paid to the shareholder, his executors, administrators or assigns.

16.          SALE AFTER FORFEITURE OR SURRENDER OR IN ENFORCEMENT OF LIEN

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Shareholder Register in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his name has been entered in the Shareholder Register in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

17.          PURCHASE OF THE COMPANY’S SHARES

The Company may, subject to and in accordance with the provisions of the Companies Law, purchase or undertake to purchase, provide finance and or assistance or undertake to provide finance and/or assistance directly or indirectly with respect to the purchase of its shares or securities which may be converted into shares of the Company or which confer rights upon the holders thereof to purchase shares of the Company.

18.          DEPOSITARY INTERESTS

The directors are authorized to make such arrangements as they may think fit in order to enable shares in the Company to be represented by and exchanged for depositary interests which are eligible to be held and transferred in uncertificated form in a computer-based system whether located in the State of Israel or in any other country. Any such arrangements shall be notified to the shareholders in such manner as the directors  may decide.  ~~Save as provided  for in Article 74, n~~No provision  of these Articles shall apply or have effect to the extent that it limits the holding or transfer of such depositary interests or the shares of the Company they represent.

19.          REDEEMABLE SHARES

The Company may, subject to applicable law, issue redeemable shares and redeem the same.

TRANSFER OF SHARES

20.          REGISTRATION OF TRANSFER

(a)          No transfer of shares in certificated form shall be registered unless a proper written instrument of transfer (in any customary form or any other form satisfactory to the Board) has been submitted to the Company (or its transfer agent), together with the share certificate(s) and such other evidence of title as the Board may reasonably require. Until the transferee has been registered in the Shareholder Register (or with the transfer agent) in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board, may, from time to time, prescribe a fee for the registration of a transfer.  The Board of Directors may approve other methods of recognizing the transfer of shares in order to facilitate the trading of the Company’s shares on NASDAQ or the New York Stock Exchange or on any other stock exchange the Company’s shares are then listed for trading. Notwithstanding anything to the contrary herein, any shares registered in the name of The Depository Trust Company or its nominee shall be transferrable in accordance with the policies and procedures of The Depository Trust Company.

(b)          The Board may, in its discretion to the extent it deems necessary, close the Shareholder Register for registrations of transfers of shares during any year for a period determined by the Board, and no registrations of transfers of shares shall be made by the Company during any such period during which the Shareholder Register is so closed.

21.          RECORD DATE FOR NOTICES OF GENERAL MEETINGS AND OTHER ACTION

(a)          Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the shareholders entitled to notice of, or to vote at, any Annual or Extraordinary General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of, or to take or be the subject to, any other action, the Board may fix, a record date, which shall not be more than forty (40), or any longer period required under the Companies Law, nor less than four (4) days, or any longer period required under the Companies Law, before the date of such meeting or other action. A determination of shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

(b)          Any shareholder or shareholders of the Company holding, at least one per cent of the voting rights in the issued share capital of the Company may, pursuant to the Companies Law, request that the Board include a subject in the agenda of a General Meeting to be held in the future. Any such request must be in writing, must include all information related to subject matter and the reason that such subject is proposed to be brought before the General Meeting and must be signed by the shareholder or shareholders making such request. In addition, subject to the Companies Law and these Articles, the Board may include such subject in the agenda of a General Meeting only if the request has been delivered to the Secretary of the Company not later than sixty (60) days and not more than one hundred and twenty (120) days prior to the General Meeting in which the subject is to be considered by the shareholders of the Company. Each such request shall also set forth: (a) the name and address of the shareholder making the request; (b) a representation that the shareholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting; (c) a description of all arrangements or understandings between the shareholder and any other person or persons (naming such person or persons) in connection with the subject which is requested to be included in the agenda; and (d) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided. Furthermore, the Board, may, in its discretion to the extent it deems necessary, request that the shareholders making the request provide additional information necessary so as to include a subject in the agenda of a General Meeting, as the Board may reasonably require.

TRANSMISSION OF SHARES

22.          DECEDENTS’ SHARES

(a)          In case of death of a registered holder of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 22(b) have been effectively invoked.

(b)          Any person becoming entitled to a share in consequence of the death of any shareholder, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board may reasonably deem sufficient), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

23.           RECEIVERS AND LIQUIDATORS

(a)          The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a shareholder or its properties, as being entitled to the shares registered in the name of such member.

(b)          Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a shareholder or its properties, upon producing such evidence as the Board may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board (which the Board may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

GENERAL MEETINGS

24.          ANNUAL GENERAL MEETING

(a)          An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place, either within or without the State of Israel, as may be determined by the Board.

(b)          Subject to the provisions of these Articles and the Companies Law, the function of the Annual General Meeting shall be to elect the members of the Board, including External Directors (to the extent required by applicable law); to receive and consider the Financial Statements; to appoint the Company’s auditors and to fix their remuneration; to approve amendments to these Articles, including increasing the share capital of the Company; to approve acts and transactions that require approval of the General Meeting pursuant to the Companies Law; and to transact any other business which under these Articles or the Companies Law are to be transacted at a General Meeting.

25.          EXTRAORDINARY GENERAL MEETINGS

All General Meetings other than Annual General Meetings shall be called “Extraordinary General Meetings”. The Board may, whenever it thinks fit, convene an Extraordinary General Meeting, at such time and place, within or out of the State of Israel, as may be determined by the Board, and shall be obliged to do so upon a requisition in writing in accordance with Section 63 of the Companies Law.

26.          NOTICE OF GENERAL MEETINGS; OMISSION TO GIVE NOTICE

(a)          Not less than twenty-one (21) days’ prior notice, or thirty-five (35) days’ prior notice to the extent required under regulations promulgated under the Companies Law, shall be given of every General Meeting. Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat, said notice to be given to all members who would be entitled to attend and vote at such meeting. Anything therein to the contrary notwithstanding, with the consent of all members entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice than hereinabove prescribed has been given.

(b)          The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting.

26A.	SHAREHOLDER PROPOSAL REQUEST

(a)          Any shareholder or shareholders of the Company holding at least the required percentage under the Companies Law of the voting rights of the Company, which entitles such shareholder the right to request to include a matter on the agenda of a General Meeting (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of these Articles (including this Article 26A) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary (or, in the absence thereof by the Chairman of the Board of Directors. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law (if any); (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

(b)          The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

(c)          The provisions of Articles 26A(a) and 26A(b) shall apply, mutatis mutandis, on any matter to be included on the agenda of a Extraordinary General Meeting which is convened pursuant to a request of a shareholder duly delivered to the Company in accordance with the Companies Law.

(d)          Notwithstanding anything to the contrary herein, this Article 26A may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of at least 65% of the total voting power of the Company’s shareholders.

27.          MANNER OF MEETING

The Board may, in its absolute discretion, resolve to enable persons entitled to attend a General Meeting to do so by simultaneous attendance and participation at the principal meeting place and a satellite meeting place or places anywhere in the world and the shareholders present in person, by proxy or by written ballot at satellite meeting places shall be counted in the quorum for and entitled to vote at the General Meeting in question, and that meeting shall be duly constituted and its proceedings valid, provided that the chairman of the General Meeting is satisfied that adequate facilities are available throughout the General Meeting to ensure that shareholders attending at all the meeting places are able to:

(a)          participate in the business for which the General Meeting has been convened;

(b)          hear all persons who speak (whether by the use of microphones, loudspeakers audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place(s); and

(c)          be heard by all other persons so present in the same way.

PROCEEDINGS AT GENERAL MEETINGS

28.          QUORUM

(a)          No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b)          In the absence of contrary provisions in these Articles, the quorum for a General Meeting shall, for all purposes, be two or more shareholders (not in default in payment of any sum referred to in Article 35(a) hereof), present in person or by proxy and holding shares conferring in the aggregate 25 per cent of the voting power of the Company.

(c)          If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition under Sections 64 or 65 of the Companies Law, shall be dissolved, but in any other case it shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. If a quorum as referred to in Article 28(b) is not present at the second meeting within half an hour from the time appointed for the meeting, the quorum shall be reduced to one or more shareholders present in person or by proxy holding shares conferring any voting power of the Company.

(d)          The Board may determine, in its discretion, the matters that may be voted upon at the meeting by proxy or written ballot in addition to the matters listed in Section 87(a) to the Companies Law.

29.          CHAIRMAN

The Chairman, if any, of the Board, shall preside as Chairman at every General Meeting of the Company. If at any meeting the Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the shareholders present shall choose someone of their number to be Chairman. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or proxy).

30.          ADOPTION OF RESOLUTIONS AT GENERAL MEETINGS

(a)          A resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy or by written ballot and voting thereon.

(b)          Every question submitted to a General Meeting shall be decided by a show of hands, unless before the show of hands, or before or immediately following the declaration of the result of the show of hands, a poll is duly demanded, or unless the Chairman of the Meeting determines that a resolution shall be decided by a written ballot.

(c)          A poll may be demanded on any question by:

(i)          the Chairman of the Meeting;

(ii)          not fewer than five shareholders present in person or by proxy and entitled to vote on the resolution;

(iii)         a shareholder or shareholders present in person or by proxy representing in aggregate not less than 10 per cent of the total voting rights of all the shareholders having the right to vote on the resolution; or

(iv)         a shareholder or shareholders present in person or by proxy holding shares conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than 10 per cent of the total sum paid up on all the shares conferring that right.

A demand by a proxy for a shareholder shall be deemed to be a demand by that shareholder.

A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairman  of the Meeting of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

(d)          Unless a poll is so demanded and the demand is not withdrawn, declaration by the Chairman of the Meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

31.          PROCEDURE ON A POLL

(a)          If a poll is properly demanded, it shall be taken in such manner as the Chairman of the Meeting directs. The Chairman may appoint scrutineers, who need not also be shareholders, and may fix a date, time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded.

(b)          Any poll demanded on the election of a Chairman of a Meeting or on any question of adjournment shall be taken at the Meeting and without adjournment. A poll demanded on any other question shall be taken at such date, time and place as the Chairman of the Meeting directs, either at once or after an interval or adjournment (but not more than 30 days after the date of the demand).

(c)          No notice need be given of a poll not taken immediately if the date, time and place at which it is to be taken are announced at the Meeting at which it is demanded. In any other case, at least seven clear days’ notice shall be given specifying the date, time and place at which the poll is to be taken.

(d)          The demand for a poll may be withdrawn, but only with the consent of the Chairman of the Meeting. A demand so withdrawn shall validate the result (if any) of a show of hands declared before the demand was made. In the case of a poll demanded before the show of hands or the declaration of the result of it, the Meeting shall continue as if the demand had not been made.

(e)          The demand for a poll (other than on the election of the Chairman of the Meeting or on any question of adjournment) shall not prevent the continuance of a Meeting for the transaction of any business other than the question on which a poll has been demanded.

32.          RESOLUTIONS IN WRITING

A resolution in writing signed by all shareholders of the Company then entitled to attend and vote at General Meetings or to which all such shareholders have given their written consent (by letter, telegram, telex, facsimile, e-mail or otherwise) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

33.          POWER TO ADJOURN

(a)          The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

(b)          It shall not be necessary to give notice of an adjournment, whether pursuant to Article 28(c) or Article 33(a), unless the meeting is adjourned for twenty-one (21) days or more in which event notice thereof shall be given in the manner required for the meeting as originally called.

34.          VOTING POWER

(a)          The voting rights set out in Articles 34(b) and 34(c) are subject to the provisions of Article 35(a) and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, upon which any shares may have been issued or may for the time being be held.

(b)          On a show of hands:

(i)          every shareholder who is entitled to vote on the resolution and who is present in person shall have one vote; and

(ii)          every proxy present who has been duly appointed by one or more shareholders entitled to vote on the resolution shall have one vote; except that:

(1)          if a shareholder votes in person on a resolution then, as regards that resolution, his proxy shall have no vote; and

(2)           a proxy shall have one vote for and one vote against the resolution if he has been duly appointed by more than one shareholder entitled to vote on the resolution and either (A) is instructed by one or more of those shareholders to vote for the resolution and by one or more others to vote against it; or (B) is instructed by one or more of those shareholders to vote in one way and is given a discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way).

(c)          On a poll, every shareholder who is entitled to vote on the resolution and who is present in person or by a duly appointed proxy shall have one vote for every share he holds. A shareholder entitled to more than one vote need not, if he votes on the poll (whether in person or by proxy), use all his votes or cast all the votes he uses in the same way.

35.          VOTING RIGHTS

(a)          No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by him in respect of his shares in the Company have been paid.

(b)          A company or other corporate body being a shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power which the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

(c)          Any shareholder entitled to vote may vote either in person or by proxy (who need not be a shareholder of the Company), or, if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 35(b).

(d)          If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 35(d), seniority shall be determined by the order of registration of the joint holders in the Shareholder Register.

PROXIES

36.          INSTRUMENT OF APPOINTMENTS

(a)          An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I, [insert name of shareholder] of [insert address of shareholder], being a member of Nexxen International Ltd. (the “Company”), hereby appoints [insert name of proxy] or [insert address of proxy] as my proxy to vote for me and on my behalf at the [Annual / Extraordinary] General Meeting of the Company to be held on the day of _______, 20__ and at any adjournment(s) thereof.

Signed this day of    , 20__.

______________________
(Signature of Appointor)”

or in any usual or common form or in such other form as may be approved by the Board. Such proxy shall be duly signed by the appointor or such person’s duly authorized attorney or, if such appointor is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

(b)          The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at such place or one of such places as may be specified for that purpose in or by way of a note to in any document accompanying the notice convening the General Meeting (or, if no place is so specified, at the registered office of the Company) specified for that purpose in such document) not less than twenty-four (24) hours before the time fixed for the meeting. Notwithstanding the above, the Chairman shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy received prior to the beginning of a General Meeting.

37.          EFFECT OF DEATH OF APPOINTOR OR TRANSFER OF SHARE OR REVOCATION OF APPOINTMENT

(a)          A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing member (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such meeting prior to such vote being cast.

(b)          An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the member appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 36(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 36(b) hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such member of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 37(b) at or prior to the time such vote was cast.

BOARD OF DIRECTORS

38.          POWERS OF BOARD OF DIRECTORS

(a)          General. The management of the business of the Company shall be vested in the Board, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not by these Articles, the listing requirements of any stock exchange on which the Company’s shares are then listed, the U.S. federal securities laws and regulations, as amended from time to time, or by any other law required to be exercised or done by the Company by action of its shareholders at a General Meeting. The authority conferred on the Board by this Article 38 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company by action of its shareholders at a General Meeting; provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board which would have been valid if such regulation or resolution had not been adopted.

(b)          Borrowing Power. The Board may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

(c)          Reserves. The Board may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board may from time to time think fit.

39.          EXERCISE OF POWERS OF BOARD OF DIRECTORS

(a)          A meeting of the Board at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board, whether in person or by any other means by which the Directors may hear each other simultaneously.

(b)          A resolution proposed at any meeting of the Board shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

(c)          The Board may adopt resolutions without holding a meeting of the Board, provided that all of the Directors then in office and lawfully entitled to vote thereon shall have agreed to vote on the matters underlying such resolutions without convening a meeting of the Board. If the Board adopts resolutions as set forth in the immediately preceding sentence, minutes including such resolutions, including a resolution to vote on such matters without convening a meeting of the Board, shall be prepared and the Chairman of the Board will sign such minutes.

40.          DELEGATION OF POWERS

(a)          The Board may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of one or more persons (who are Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. Any committee so formed (in these Articles referred to as a “Committee of the Board”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board. The meetings and proceedings of any such Committee of the Board shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board, so far as not superseded by any regulations adopted by the Board under this Article. Unless otherwise expressly provided by the Board in delegating powers to a Committee of the Board, such Committee shall not be empowered to further delegate such powers.

(b)          Without derogating from the provisions of Article 54, the Board may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board deems fit, and may terminate the service of any such person. The Board may, subject to the provisions of the Companies Law, determine the powers and duties of all such persons, and may require security in such cases and in such amounts as it deems fit.

(c)          The Board may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

41.          NUMBER OF DIRECTORS

The Board of Directors of the Company shall consist of not less than four Directors nor more than eleven Directors.

42.          ELECTION AND REMOVAL OF DIRECTORS

(a)          Subject to the provisions of these Articles (in particular Article 43 in relation to External Directors) and the Companies Law, at the end of each Annual General Meeting held after the adoption of these Articles all the Directors (whether appointed at the previous Annual General meeting or at an Extraordinary General Meeting or by application of Article 45), the terms of the Directors shall expire unless elected or re-elected at the Annual General Meeting.  A Director may, subject to his eligibility, offer himself up for re-election. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

(b)          Prior to every General Meeting of the Company at which Directors are to be elected, and subject to clause (a) of this Article and Article 43, the Board of Directors (or a Committee of the Board) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee of the Board), a number of persons to be proposed to the Shareholders for election as Directors at such General Meeting (the “Nominees”).

(c)          Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a Person to be proposed to the shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 42(c) and Article 26A and applicable law. Unless otherwise determined by the Board of Directors, a Proposal Request relating to Alternate Nominee is deemed to be a matter that is appropriate to be considered only at an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 26A, and shall also set forth: (i) the name, address, telephone number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings during the past three (3) years, and any other material relationships, between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he or she  consents to be named in the Company’s notices and proxy materials relating to the General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under applicable law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the U.S. Securities and Exchange Commission (the “SEC”); (v) a declaration made by the Alternate Nominee of whether he meets the criteria for an independent director and, if applicable, External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 42(c) and Article 26A, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

(d)          The Nominees or Alternate Nominees shall be elected by a resolution adopted at the General Meeting at which they are subject for election. Notwithstanding Articles 30-35, in the event of a Contested Election (as defined below), the method of calculation of the votes and the manner in which the resolutions will be presented to the General Meeting shall be determined by the Board of Directors in its discretion. In the event that the Board of Directors does not or is unable to make a determination on such matter, then the method described in clause (ii) below shall apply. The Board of Directors may consider, among other things, the following methods: (i) election of competing slates of Director nominees (determined in a manner approved by the Board of Directors) by a majority of the voting power represented at the General Meeting in person or by proxy and voting on such competing slates; (ii) election of individual Directors by a plurality of the voting power represented at the General Meeting in person or by proxy and voting on the election of Directors (which shall mean that the nominees receiving the largest number of “for” votes will be elected in such Contested Election); (iii) election of each nominee by a majority of the voting power represented at the General Meeting in person or by proxy and voting on the election of Directors, provided that if the number of such nominees exceeds the number of Directors to be elected, then as among such nominees the election shall be by plurality of the voting power as described above, and (iv) such other method of voting as the Board of Directors deems appropriate, including use of a “universal proxy card” listing all Nominees and Alternate Nominees by the Company. For the purposes of these Articles, election of Directors at a General Meeting shall be considered a “Contested Election” if the aggregate number of Nominees and Alternate Nominees at such meeting exceeds the total number of Directors to be elected at such meeting, with the determination thereof being made by the Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company) as of the close of the applicable notice of nomination period under Article 26A or under applicable law, based on whether one or more notice(s) of nomination were timely filed in accordance with Article 26A, this Article 42 and applicable law; provided, however, that the determination that an election is a Contested Election shall not be determinative as to the validity of any such notice of nomination; and provided further, that, if, prior to the time of such meeting, one or more notices of nomination of an Alternate Nominee are withdrawn such that the number of candidates for election as Director no longer exceeds the number of Directors to be elected, the election shall not be considered a Contested Election. At any General Meeting at which Directors are to be elected, each shareholder shall be entitled to cast a number of votes with respect to nominees for election to the Board of Directors up to the total number of Directors to be elected at such meeting. Shareholders shall not be entitled to cumulative voting in the election of Directors, except to the extent specifically set forth in this clause (d).

(e)          Notwithstanding anything to the contrary herein, this Article 42 and Article 46(b)(iii) may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of at least 65% of the total voting power of the Company’s shareholders.

43.          EXTERNAL DIRECTORS

In the event of any contradiction between the provisions of Article 42 and the provisions of the Companies Law relating to the election, removal and term of External Directors, the applicable provisions of the Companies Law shall govern, and the External Directors shall be elected, removed and hold office in accordance with the provisions of the Companies Law.

44.          QUALIFICATION OF DIRECTORS

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past.

45.          CONTINUING DIRECTORS IN THE EVENT OF VACANCIES

(a)          In the event that one or more vacancies is created in the Board, including without limitation, a situation in which the number of Directors is less than the minimum number permitted under Article 41 (a “Vacancy”), the continuing Directors may continue to act in every matter, and, may appoint Directors to temporarily fill any such Vacancy; provided, however, that if the number of Directors is less than two, they may only act in (i) an emergency; or (ii) to fill the office of director which has become vacant; or (iii) in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all Vacancies, so that at least four Directors are in office as a result of said meeting. Notwithstanding the foregoing, in the event of Vacancy of an External Director, the Company shall call a General Meeting to elect a new External Director or take such other action as required under the Companies Law.

(b)          As long as the number of Directors is less than the maximum number of Directors permitted under Article 41, the continuing directors may appoint additional Directors, up to the maximum number permitted under Article 41, to hold office until the next Annual General Meeting following such appointment by the continuing Directors.

46.          VACATION OF OFFICE

(a)          The office of a Director shall be vacated, ipso facto, upon his or her death, or if he or she be found lunatic or become of unsound mind, or if he or she becomes bankrupt, or if the Director is a company, upon its winding-up, or if he is found by a court guilty of any of the felonies listed in Section 226 of the Companies Law.

(b)          The office of a Director may also be vacated by (i) the written resignation of the Director. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later (such written resignation shall include the reasons that lead the Director to resign from his office); (ii) if his or her directorship expires pursuant to these Articles and/or applicable law; or (iii) by a resolution adopted at a General Meeting by a majority of at least 65% of the total voting power of the Company’s shareholders (such removal shall become effective on the date fixed in such resolution).

47.          REMUNERATION OF DIRECTORS

A Director shall be paid remuneration by the Company for his services as Director to the extent such remuneration shall have been approved by the Company in accordance with the Companies Law.

48.          CONFLICT OF INTEREST

Subject to the provisions of the Companies Law, no Director shall be disqualified by virtue of his office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be voided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at no later than the first meeting of the Board after the acquisition of his interest. The Board shall be entitled to delegate its approval power under Section 271 of the Companies Law to a committee of the Board or to such person it deems appropriate, whether generally, with respect to a certain contract or transaction or with respect to certain types of contracts or transactions, and the power of such committee or person shall be regarded as another method of approval within the meaning of Section 271 of the Companies Law.

PROCEEDINGS OF THE BOARD OF DIRECTORS

49.          MEETINGS

(a)          The Board may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit; provided, however, that the Board meets at least once every three months.

(b)          Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board, but not less than two (2) days’ notice shall be given of any meetings so convened. Notice of any such meeting shall be given to all the Directors and may be given orally, by telephone, in writing or by mail, email or facsimile. Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid.

50.          RESOLUTIONS IN WRITING

A resolution in writing signed by the Chairman of the Board, or of a committee, provided that all the members of the Board or a committee have agreed to adopt such resolution without convening a meeting, shall be valid for every purpose as a resolution adopted at a Board or committee meeting, as the case may be, that was duly convened and held.

51.          QUORUM

Until otherwise unanimously decided by the Board, a quorum at a meeting of the Board shall be constituted by the presence in person or by telephone conference of a majority of the Directors then in office who are lawfully entitled to participate in the meeting. No business shall be transacted at a meeting of the Board unless the requisite quorum is present (in person or by telephone conference or by other means by which all Directors may hear and be heard) when the meeting proceeds to business.

52.          CHAIRMAN OF THE BOARD OF DIRECTORS

The Board may from time to time, elect one of its members to be the Chairman of the Board, remove such Chairman from office and appoint others in his or her place. The Chairman of the Board shall preside at every meeting of the Board, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Directors present shall choose one of their number to be the Chairman of such meeting.

53.          VALIDITY OF ACTS DESPITE DEFECTS

All acts done bona fide at any meeting of the Board, or of a Committee of the Board, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

CHIEF EXECUTIVE OFFICER AND PRESIDENT

54.          CHIEF EXECUTIVE OFFICER AND PRESIDENT

The Board may from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer or Officers, General Manager or Managers, or President of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) and such duties and authorities of the Board as the Board may deem fit, subject to such limitations and restrictions as the Board may from time to time prescribe. Unless otherwise determined by the Board, the Chief Executive Officer shall have authority with respect of the management of the Company in the ordinary course of business. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board may from time to time (subject to the provisions of the Companies Law and of any contract between any such person and the Company) remove or dismiss him or them from office and appoint another or others in his or their place or places.

MINUTES

55.          MINUTES

(a)          Minutes of each General Meeting and of each meeting of the Board or of any Committee of the Board shall be recorded and duly entered in books provided for that purpose, and shall be held by the Company at its principal place of office or its registered office or such other place as shall have been determined by the Board. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

(b)          Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

DIVIDENDS

56.          DECLARATION OF DIVIDENDS

The Board may, subject to the applicable provisions of the Companies Law, from time to time declare, and cause the Company to pay, such dividend as may appear to the Board to be justified. The Board shall determine the time for payment of such dividends, both interim and final, and the record date for determining the shareholders entitled thereto.

57.          AMOUNT PAYABLE BY WAY OF DIVIDENDS

Subject to the provisions of these Articles and subject to any rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, the profits of the Company which shall be declared as dividends shall be distributed according to the proportion of the nominal value paid up on account of the shares held at the date so appointed by the Company, without regard to the premium paid in excess of the nominal value, if any. No amount paid or credited as paid on a share in advance of calls shall be treated for purposes of this Article as paid on a share.

58.          INTEREST

No dividend shall carry interest as against the Company.

59.          PAYMENT IN SPECIE

Upon the determination of the Board, the Company (i) may cause any monies, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly or in payment, in full or in part, of the uncalled liability on all issued shares or debentures or debenture stock if such liability exists, on a pro rata basis; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

60.          IMPLEMENTATION OF POWERS UNDER ARTICLE 59

For the purpose of giving full effect to any resolution under Article 59, and without derogating from the provisions of Article 7(b) hereof, the Board may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any members upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board.

61.          DIVIDEND ON UNPAID SHARES

The Board may give an instruction which shall prevent the distribution of a dividend to the registered holders of a share, the full nominal amount of which has not been paid up.

62.          RETENTION OF DIVIDENDS

(a)          The Board may retain any dividend or other monies payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)          The Board may retain any dividend or other monies payable or property distributable in respect of a share in respect of which any person is, under Article 22 or 23, entitled to become a member, or which any person, is, under said Articles, entitled to transfer, until such person shall become a member in respect of such share or shall transfer the same.

63.          UNCLAIMED DIVIDENDS

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not cause the Company to be a trustee in respect thereof. The principal (and only the principal) of an unclaimed dividend or such other moneys shall be, if claimed, paid to the person entitled thereto.

64.          MECHANICS OF PAYMENT

The Board may fix the mechanics for payment of dividends as it deems fit. However, if nothing to the contrary is provided in the resolution of the Board, than all dividends or other moneys payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to the joint holder whose name is registered first in the Shareholder Register or his bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 22 or 23 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company.

65.          RECEIPT FROM A JOINT HOLDER

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS

66.          BOOKS OF ACCOUNT

The Board shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law. Such books of account shall be kept at the registered office of the Company, or at such other place or places as the Board may think fit, and they shall always be open to inspection by all Directors. No member, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board or by resolution of the shareholders of the Company.

67.          AUDIT

At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

68.          AUDITORS

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law; provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the shareholders by resolution in a General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board or a Committee thereof to fix such remuneration subject to such criteria or standards, if any, as may be provided in such resolution, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

BRANCH REGISTERS

69.          BRANCH REGISTERS

Subject to and in accordance with the provisions of Sections 130 to 139 of the Companies Law and to all orders and regulation issued thereunder, the Company may cause branch registers to be kept in any place outside the State of Israel as the Board may think fit, and, subject to all applicable requirements of law, the Board may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

INSURANCE, INDEMNITY AND EXEMPTION

70. INDEMNITY, INSURANCE AND EXEMPTION

(a)          Insurance. Subject to the provisions of the Companies Law with regard to such matters, the Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders imposed on such Office Holder due to an act performed by or an omission of the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any matter permitted by law, including the following:

(i)          a breach of duty of care to the Company or to any other person;

(ii)          a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that act that resulted in such breach would not prejudice the interests of the Company;

(iii)          financial liability imposed on such Office Holder in respect to his capacity as an Office Holder in favor of any other person;

(iv)          financial liability imposed upon an Office Holder and reasonable litigation expenses, including attorney’s fees, expended by an Office Holder as a result of an administrative proceeding instituted against an Office Holder. Without derogating from the generality of the foregoing, such liability or expenses will include a payment which an Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968 (the “Securities Law”) and expenses that an Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law; and

(v)          any other event, occurrence, matters or circumstances under any law with respect to which the Company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 50P of the  Israeli Economic Competition Law, 5758-1988 (the “RTP Law”), if and to the extent applicable).

(b)          Indemnification. Subject to the provisions of the Companies Law, the Company may retroactively indemnify an Office Holder of the Company with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder or incurred by such Office Holder due to an act performed by or an omission of the Office Holder in such Office Holder’s capacity as an Office Holder of the Company:

(i)          financial liability imposed on an Office Holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the Office Holder;

(ii)          reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such Office Holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent, or in connection with a monetary sanction;

(iii)          reasonable litigation costs, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent;

(iv)          financial liability imposed upon an Office Holder and reasonable litigation expenses, including attorney’s fees, expended by an Office Holder as a result of an administrative proceeding instituted against an Office Holder. Without derogating from the generality of the foregoing, such liability or expenses will include a payment which an Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that an Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law; and

(v)          any other event, occurrence, matter or circumstances under any law with respect to which the Company may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 50P(b)(2) of the RTP Law, if and to the extent applicable).

Subject to the provisions of the Companies Law, the Company may undertake to indemnify an Office Holder, in advance, with respect to those liabilities and expenses described in the following Articles:

(A)	Sub-Article 70(b)(ii) to 70(b)(v); and

(B)
Sub-Article 70(b)(i), provided that the undertaking to indemnify is limited to such events which the Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criteria which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

(c)          Exemption from Liability. Subject to the provisions of the Companies Law, the Company may, to the maximum extent permitted by law exempt and release, in advance, any Office Holder from any liability to the Company for damages arising out of a breach of a duty of care towards the Company.

(d)          General.

(i)          Any amendment to the Companies Law and/or the Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified, insured or exempt pursuant to Article 70 and any amendments to Article 70 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify, insure or exempt an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

(ii)          The provisions of Article 70 (i) shall apply to the maximum extent permitted by law (including, the Companies Law, the Securities Law and the RTP Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

WINDING UP

71.          WINDING UP

A resolution to wind up the Company shall only be valid if passed by shareholders voting in favor who hold not less than 75 per cent of the voting rights represented at the meeting in person or by proxy and voting thereon. If the Company is wound up, then subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the respective holdings of the shares in respect of which such distribution is being made.

RIGHTS OF SIGNATURE, STAMP, AND SEAL

72.          RIGHTS OF SIGNATURE, STAMP, AND SEAL

(a)          The Board shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person on behalf of the Company shall bind the Company insofar as such person acted and signed within the scope of his or their authority.

(b)          The Board may provide for a seal. If the Board so provides, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board and in the presence of the person authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

NOTICES

73.          NOTICES

(a)          Any written notice or other document may be served by the Company upon any shareholder either personally or by sending it by prepaid mail (airmail if sent internationally) addressed to such member at his address as described in the Shareholder Register. Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the General Manager or Chief Executive Officer of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside the State of Israel) to the Company at its Registered Address. Any such notice or other document shall be deemed to have been served two (2) Business Days after it has been posted (seven (7) Business Days if posted internationally), or when actually tendered in person, to such shareholder (or to the Secretary or the General Manager), whichever is earlier. Notice sent by email or facsimile shall be deemed to have been served two (2) Business Days after the notice is sent to the addressee, or when in fact received, whichever is earlier, notwithstanding that if it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 73(a).

(b)          All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Shareholder Register, and any notice so given shall be sufficient notice to the holders of such share.

(c)          If requested by the Company, each shareholder shall provide the Company with the shareholder’s full street and mailing address, as well, if available with facsimile number and email address. Any shareholder whose address is not set out in the Shareholder Register, and who shall not have designated in writing delivered to the Company an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

~~74.        SHAREHOLDER  NOTIFICATION REQUIREMENTS~~

             ~~(a)         Without  prejudice  to  and  in  addition  to  any  obligation  to  disclose  under  any applicable law, including the Disclosure and Transparency Rules, a person must notify the Company of the percentage of its voting rights if the percentage of voting rights which he holds directly or indirectly as a shareholder or through his direct or indirect holding of financial instruments as set out in the Disclosure and Transparency Rules (or a combination of such holdings):~~

~~(i)          subject to Article 74(c), reaches, exceeds or falls below 3%, 4%, 5%, 6%,7%, 8%, 9%, 10% and each 1% threshold thereafter up to 100%; and/or~~

~~(ii)        reaches, exceeds or falls below an applicable threshold in Article 74 (a)(i) as a result of events changing the breakdown of voting rights and on the basis of information disclosed by the Company in accordance with the requirements of the Disclosure and Transparency Rules (or in accordance with requirements which are treated as equivalent to those set out in the Disclosure and Transparency Rules);~~

~~such shareholder shall notify the Company of his interest without delay but in any event no later than two trading days after the date on which the relevant person:~~

~~(1) learns of the acquisition or disposal or of the possibility of exercising Voting Rights, or on which, having regard to the circumstances, should have learned of it, regardless of the date on which the acquisition, disposal or possibility of exercising Voting Rights takes effect; or~~

~~(2) is informed about an event pursuant to Article 74(a)(ii).~~

              ~~(b)        Any reference to shares in this Article 74 excludes shares that are Dormant Shares (as defined in the Companies Law). For the purpose of calculating whether any percentage threshold is reached, exceeded or falls below any threshold, a holding of shares shall if necessary be rounded down to the next whole number.~~

~~(c)         Any notification under Article 74(a) must be made using the form TR1 available in electronic format at the Financial Conduct Authority of the United Kingdom's website at http://www.fca.org.uk.~~

~~(d)        The Board may by written notice require any person whom the Board knows or has reasonable cause to believe to be interested in shares of the Company to indicate whether or not it is the case and, where that person holds any interest in any such shares, to give such further information as may be required by the Board.~~

~~(e)          Any such notice may require the person to whom it is addressed to give particulars of his own present interest in the shares of the Company.~~

~~(f)         A  notice  which  has  taken  effect  under  Article  74(d)  shall  remain  in  effect  in accordance with its terms following a transfer of the shares to which it relates unless and until the Board of Directors determines otherwise and notifies the holder accordingly.~~

~~(g)        If the holder of, or any person appearing to be interested in shares of the Company, has been served with a notice issued under Article 74(d) above (the “Disclosure Notice”), and in respect of such shares (the “Default Shares”) has been in default (in whole or in part) for the relevant period in supplying the Company with the information required by the Disclosure Notice, subject to Israeli law and notwithstanding anything to the contrary in these Articles, the restrictions referred to in Article 74(h) below shall apply. Those restrictions shall cease to apply the trading day after the earlier of:~~

~~(i)          due compliance to the satisfaction of the Board with the Disclosure Notice;~~

~~(ii)         receipt by the Company of a notice that the shareholding has been sold to a third party under an arm’s length transfer; or~~

~~(iii)         the decision of the Board to waive those restrictions in whole or in part.~~

~~(h)        The restrictions referred to below shall apply only if the Default Shares in which any one person is interested, or appears to the Company to be so interested, represent at least 1 per cent of the issued and outstanding shares of the Company. The holders of the Default Shares shall not be entitled in respect of those Default Shares:~~

~~(i)         to receive any dividend (including  bonus shares/stock  dividend), it being noted that any such dividends shall be set aside by the Company and distributed to the holders of the relevant Default Shares (without any interest, linkage differentials or any other additional compensation or penalty) promptly upon such holder’s supplying the Company with the information required by the relevant Disclosure Notice; or~~

~~(ii)         to  transfer  any  such  Default  Shares  or  any  rights  in  them  (subject  to Article 74(k)).~~

~~(i)         The restrictions in Article 74(h) above shall not prejudice the right of either the shareholder holding the Default Shares or, if different, any person having a power of sale over such Default Shares, to sell or agree to sell such Default Shares under an arm’s length transfer.~~

~~(j)         If, while any of the restrictions referred to above apply to a share of the Company, another share is issued pursuant to the rights attached to such share, the same restrictions shall apply to that other share as if it was a Default Share.~~

~~(k)        Where a Disclosure  Notice is served on a Depositary  and the Depositary  fails to comply for any reason with the Disclosure Notice, the provisions of Article 74(g) and Article 74(h) will only be implemented by the Company in relation to those Default Shares in respect of which there has been a failure, and will not be implemented in relation to any other shares in the Company held by the Depositary.~~

~~(l)          For the purposes of this Article 74:~~

~~(i)         an “arm’s length transfer”  in relation to any share of the Company  is a transfer pursuant to a sale of the whole of the legal or beneficial ownership of the shares to a bona fide third party unconnected with the shareholder or with any person appearing to be interested in such shares including any such sale on a recognized investment exchange, or on an exchange-regulated market, or on any stock exchange outside the United Kingdom on which the stock is listed or normally traded;~~

~~(ii)        “person” means any individual, firm, partnership, association, company or other entity;~~

~~(iii)         the “relevant period” shall be the period set out in the Disclosure Notice;~~

~~(iv)         “transaction”   means   the   transaction   that   triggered   the   notification requirements under Article 74(a);~~

~~(v)          the percentage of the issued shares referred to in Articles 74(a) and 74(h) shall be calculated by reference to the shares of the Company in issue at the time when the Disclosure Notice is given (excluding Dormant Shares); and~~

~~(vi)        a person shall be treated as appearing to be interested in any share of the Company if the Company has given to the shareholder  holding such shares a Disclosure Notice and either (A) the shareholder has named such person as being interested in the shares, or (B) after taking into account any response to any Disclosure Notice and any other relevant information,  the Company  knows  or has reasonable  cause  to believe  that the person  in question is or may be interested in the shares.~~

74~~75~~.          FORUM SELECTION

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts  of the United  States  of America  shall  be the exclusive  forum  for the resolution  of any complaint or cause of action under the U.S. Securities Act of 1933, as amended, against any person or entity, including any claims brought against the Company, its directors, officers, employees, advisors, attorneys, accountants or underwriters.

Any person or entity purchasing or otherwise acquiring any interest in any shares of the Company shall be deemed to have notice of and consented to the provisions of this Article  ~~75~~74.

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